The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED , 2019

13,500,000 Shares



Brigham Minerals, Inc.

Class A Common Stock

This is the initial public offering of our Class A common stock. We are selling 13,500,000 shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of the Class A common stock is expected to be between $15.00 and $18.00 per share. We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol "MNRL."

To the extent that the underwriters sell more than 13,500,000 shares of Class A common stock, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional 2,025,000 shares from us at the public offering price less the underwriting discount and commissions.

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See "Risk Factors" and "Summary—Emerging Growth Company."

Investing in our Class A common stock involves risks. See "Risk Factors" on page 29.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per Share	$	$	$
Total	$	$	$

(1) See "Underwriting" for additional information regarding underwriting compensation.

Delivery of the shares of Class A common stock will be made on or about , 2019.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse **Goldman Sachs & Co. LLC**

Barclays **RBC Capital Markets**
UBS Investment Bank **Wells Fargo Securities**

Raymond James **Seaport Global Securities**
Simmons Energy
A Division of Piper Jaffray **Tudor, Pickering, Holt & Co.**

The date of this prospectus is , 2019.

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

Through and including   , 2019 (25 days after the date of this prospectus), all dealers effecting transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, including the historical financial statements and the notes to those financial statements, before investing in our Class A common stock. The information presented in this prospectus assumes, unless otherwise indicated, (i) an initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover of this prospectus) and (ii) that the underwriters' option to purchase additional shares of Class A common stock is not exercised. You should read "Risk Factors" for information about important risks that you should consider before buying our Class A common stock.

Brigham Minerals, Inc., the issuer in this offering (together with its wholly owned subsidiaries, "Brigham Minerals"), is a holding company formed to own an interest in, and act as the sole managing member of, Brigham Minerals Holdings, LLC ("Brigham LLC"). Brigham LLC will wholly own Brigham Resources, LLC ("Brigham Resources"), which wholly owns Brigham Minerals, LLC and Rearden Minerals, LLC (collectively, the "Minerals Subsidiaries"), which are Brigham Resources' sole material assets, and also owns Brigham Resources Operating, LLC ("Brigham Operating"), which will be distributed to our Existing Owners (as defined below) prior to the completion of this offering. Accordingly, our historical financial statements are those of Brigham Resources, excluding the historical results and operations of Brigham Operating, which we refer to herein as our "predecessor."

Unless indicated otherwise or the context otherwise requires, references in this prospectus to the "Company," "us," "we" or "our" (i) for periods prior to completion of this offering, refer to the assets and operations (including reserves, production and acreage) of Brigham Resources, excluding the historical results and operations of Brigham Operating, and (ii) for periods after completion of this offering, refer to the assets and operations of Brigham Minerals and its subsidiaries, including Brigham LLC, Brigham Resources and the Minerals Subsidiaries. This prospectus includes certain terms commonly used in the oil and natural gas industry, which are defined elsewhere in this prospectus in the "Glossary of Oil and Natural Gas Terms" contained in Annex A.

The estimates of our proved, probable and possible reserves as of December 31, 2018 have been audited by Cawley, Gillespie & Associates, Inc. ("CG&A"), our independent reserve engineers, and the estimates of our proved, probable and possible reserves as of December 31, 2017 have been prepared by CG&A. Summaries of CG&A's reports are included as exhibits to the registration statement of which this prospectus forms a part.

Our Company

Overview

We formed our company in 2012 to acquire and actively manage a portfolio of mineral and royalty interests in the core of what we view as the most active, highly economic, liquids-rich resource basins across the continental United States. Our primary business objective is to maximize risk-adjusted total return to our shareholders by both capturing growth in free cash flow from the continued development of our existing portfolio of 11,648 undeveloped horizontal drilling locations unburdened by development capital expenditures or lease operating expenses, as well as leveraging our highly experienced technical evaluation team to continue to execute upon our scalable business model of sourcing, methodically evaluating and integrating accretive minerals acquisitions in the core of top-tier, liquids-rich resource plays.

Our portfolio is comprised of mineral and royalty interests across four of the most highly economic, liquids-rich resource basins in the continental United States, including the Permian Basin in Texas and New Mexico, the

Since inception, we have sourced and originated a significant number of potential transactions and, through our rigorous underwriting and evaluation process, closed 1,292 mineral and royalty transactions. We believe we have developed a reputation in the minerals industry as a responsive, efficient and reliable acquirer, which continues to provide us consistent transaction opportunities in each of our target basins. During 2018, we increased our mineral and royalty interests by 28% or approximately 14,900 net royalty acres. In addition, we closed our largest single acquisition to date for an aggregate purchase price of approximately $41 million, subject to customary post-closing adjustments, consisting of mineral and royalty interests in the Delaware Basin in Loving County, Texas and Lea County, New Mexico, under highly active, premier operators. As a public entity, we will continue to source transactions in the most attractive areas based on our analysis, with the objective of becoming a premier consolidator of mineral and royalty interests in the United States.

- ***Maintain financial flexibility via conservative capital structure.*** We are committed to maintaining a conservative capital structure that will provide us with the financial flexibility to execute our acquisition strategy. Upon completion of this offering, we will have limited indebtedness and believe the proceeds from this offering, cash from operations, any remaining available borrowings under our credit facility (as defined herein) or any other credit facility and future potential access to the public capital markets will provide us with sufficient liquidity and financial flexibility to execute accretive acquisitions to further grow our production and free cash flow.

Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and to achieve our primary business objectives:

- ***Experienced, technically focused team with significant mineral and royalty interest acquisition history and value-creation track record.*** Our management team has a proven track record of driving total return for shareholders, including sourcing opportunities, executing accretive acquisitions, maximizing asset development and monetizing assets. We have assembled a team of over 30 dedicated professionals, including a technical staff comprised of nine full-time, highly experienced geologists and reservoir engineers who apply a methodical evaluation approach focused on the same criteria as would an operator, while maintaining long-term disciplined underwriting criteria to target transactions in the core areas of liquids-rich resource basins. Our portfolio has been assembled over the past six years through the completion of over 1,292 transactions. Through December 31, 2018, our team has assembled approximately 68,800 net royalty acres in the core areas of premier, liquids-rich resource plays, and we intend to continue being an active acquirer of mineral and royalty interests in the future. We believe our team's track record of success is exemplified by the historical value that has been created for public and private shareholders of both Brigham Exploration and Brigham Operating through the early-stage identification, acquisition and monetization of positions in liquids-rich resource plays in the Williston Basin and Southern Delaware in the Permian Basin, ultimately resulting in the sale of Brigham Exploration's and Brigham Operating's assets for an aggregate of $7.0 billion. Furthermore, during its time as a public company, Brigham Exploration's enterprise value grew from $117.5 million at the time of its initial public offering to its eventual sale to Statoil for $4.4 billion.

- ***Minerals and royalties are a perpetual asset class unburdened by both development capital expenditures and lease operating expenses, thereby driving significant free cash flow.*** Our mineral interests are a perpetual right to a fixed percentage of royalty revenues from the oil, natural gas and NGLs extracted from our interests. As a mineral and royalty owner, we do not incur any of the capital commitments related to drilling the undeveloped horizontal inventory on our interests, the ongoing lease operating expenses as minerals on our acreage are produced or the potential environmental or operational liabilities related to maintaining oil, natural gas and NGL production, including workovers and other well

Brigham Minerals in exchange for all of the outstanding shares of common stock of Brigham Minerals. The contribution agreement effecting the July 2018 restructuring is filed as an exhibit to the registration statement of which this prospectus forms a part. As a result of the July 2018 restructuring, Brigham Minerals became wholly owned by an entity affiliated with Warburg Pincus, and Brigham Minerals indirectly owned a membership interest in Brigham Resources. The other Existing Owners held all of the remaining outstanding membership interests of Brigham Resources.

On November 20, 2018, Brigham Resources underwent a second series of restructuring transactions that are collectively referred to in this prospectus as the "November 2018 restructuring." In the November 2018 restructuring, Brigham Resources became a wholly owned subsidiary of Brigham LLC, which is a wholly owned subsidiary of Brigham Equity Holdings, LLC ("Brigham Equity Holdings"), and Brigham Equity Holdings became wholly owned by the Existing Owners, directly or indirectly through Brigham Minerals. As a result of the foregoing transactions, there was no change in the control or economic interests of the Existing Owners in Brigham Resources, although their ownership became indirect through Brigham Equity Holdings and its wholly owned subsidiary, Brigham LLC.

Following this offering and the reorganization transactions described below (our "corporate reorganization"), Brigham Minerals will be a holding company whose sole material asset will consist of a 39.0% interest in Brigham LLC, which will wholly own Brigham Resources. Brigham Resources will continue to wholly own the Minerals Subsidiaries, which own all of our operating assets. After the consummation of the transactions contemplated by this prospectus, Brigham Minerals will be the sole managing member of Brigham LLC and will be responsible for all operational, management and administrative decisions relating to Brigham LLC's business.

Prior to our corporate reorganization, all of the interests in Brigham Operating will be distributed, directly or indirectly, to the Existing Owners. As a result, neither Brigham Minerals nor Brigham LLC will own any direct or indirect interest in Brigham Operating at the time of the offering.

In connection with this offering,

- Brigham Equity Holdings will distribute all of its equity interests in Brigham LLC, other than its interests in Brigham LLC attributable to certain unvested incentive units in Brigham Equity Holdings, to the Existing Owners and Brigham Minerals (which will result in the ownership in Brigham LLC of our Existing Owners with respect to unvested incentive units remaining consolidated in Brigham Equity Holdings);

- all of the outstanding membership interests in Brigham LLC will be converted into a single class of common units in Brigham LLC, which we refer to in this prospectus as "Brigham LLC Units";

- Brigham Minerals will issue 13,500,000 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

- Each holder of Brigham LLC Units following the restructuring (a "Brigham Unit Holder"), other than Brigham Minerals and its subsidiaries, will receive a number of shares of Class B common stock equal to the number of Brigham LLC Units held by such Brigham Unit Holder following this offering; and

- Brigham Minerals will contribute, directly or indirectly, the net proceeds of this offering to Brigham LLC in exchange for an additional number of Brigham LLC Units such that Brigham Minerals holds, directly or indirectly, a total number of Brigham LLC Units equal to the number of shares of Class A common stock outstanding following this offering.

After giving effect to these transactions and this offering and assuming the underwriters' option to purchase additional shares is not exercised:

- the Existing Owners will own all of our Class B common stock, representing 61.0% of our capital stock;

- the Existing Owners will own 5,048,038 shares, or 27.2%, of our Class A common stock, representing 10.6% of our capital stock;

- investors in this offering will own 13,500,000 shares, or 72.8%, of our Class A common stock, representing 28.4% of our capital stock;

- Brigham Minerals will own an approximate 39.0% interest in Brigham LLC; and

- the Existing Owners will own an approximate 61.0% interest in Brigham LLC (in addition to the 10.6% interest in Brigham LLC our Existing Owners own indirectly through their ownership of shares of our Class A common stock).

If the underwriters' option to purchase additional shares is exercised in full:

- the Existing Owners will own all of our Class B common stock, representing 58.5% of our capital stock;

- the Existing Owners will own 5,048,038 shares, or 24.5%, of our Class A common stock, representing 10.1% of our capital stock;

- investors in this offering will own 15,525,000 shares, or 75.5%, of our Class A common stock, representing 31.3% of our capital stock;

- Brigham Minerals will own an approximate 41.5% interest in Brigham LLC; and

- the Existing Owners will own an approximate 58.5% interest in Brigham LLC (in addition to the 10.1% interest in Brigham LLC our Existing Owners own indirectly through their ownership of shares of our Class A common stock).

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list Class B common stock on any exchange.

Following this offering, under the First Amended and Restated Limited Liability Company Agreement of Brigham LLC (the "Brigham LLC Agreement"), each Brigham Unit Holder will, subject to certain limitations, have the right (the "Redemption Right") to cause Brigham LLC to acquire all or a portion of its Brigham LLC Units for, at Brigham LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Brigham LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. We will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Brigham LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, Brigham Minerals (instead of Brigham LLC) will have the right (the "Call Right") to, for administrative convenience, acquire each tendered Brigham LLC Unit directly from the redeeming Brigham Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any redemption of Brigham LLC Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Brigham LLC Agreement." The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):


Investors in this offering
Existing Owners(1)
27.2% Class A Common Stock
100% Class B Common Stock
71.6% Total Voting Power
72.8% Class A Common Stock
28.4% Total Voting Power
Brigham Minerals, Inc.
(NYSE: MNRL)
29,051,962 Brigham LLC Units
61.0% of Brigham LLC Units
Sole Managing Member
18,548,038 Brigham LLC Units
39.0% of Brigham LLC Units
Brigham Minerals Holdings, LLC
("Brigham LLC")
100%
Brigham Resources, LLC
("Brigham Resources")
100%
100%
100%
Brigham Management, LLC
Brigham Minerals, LLC
Rearden Minerals, LLC

(1) Certain of the interests of our management in Brigham LLC will be held indirectly through Brigham Equity Holdings. Brigham Equity Holdings will directly own 723,172 Brigham LLC Units, representing an approximate 1.5% interest in Brigham LLC. See "Corporate Reorganization—Existing Owners' Ownership" for a discussion of the interests held by Existing Owners.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 2,025,000 additional shares of Class A common stock. Any net proceeds received from the exercise of this option will be used to fund future acquisitions of mineral and royalty interests.

Our Principal Stockholders

We have valuable relationships with Warburg Pincus, Yorktown and Pine Brook, private investment firms focused on investments in the energy sector. Upon completion of this offering, affiliates of Warburg Pincus, Yorktown and Pine Brook (collectively, our "Sponsors") will own approximately 5,048,038 shares of Class A common stock and 24,100,018 shares of Class B common stock, representing approximately 61.2% of the voting power of Brigham Minerals, and 24,100,018 Brigham LLC Units. Please see "Security Ownership of Certain Beneficial Owners and Management."

Warburg Pincus is a leading global private equity firm focused on growth investing. The firm has more than $56 billion in private equity assets under management. The firm's active portfolio of more than 180 companies is highly diversified by stage, sector and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 18 private equity funds, which have invested more than $75 billion in over 880 companies in more than 40 countries. Since the late 1980s, Warburg Pincus has invested more than $14 billion in energy and natural resources companies around the world. The firm is headquartered in New York with offices in Amsterdam, Beijing, Hong Kong, Houston, London, Luxembourg, Mumbai, Mauritius, San Francisco, São Paulo, Shanghai and Singapore.

Yorktown is an independently owned and operated asset management firm that was founded in 1991, dedicated to making private equity investments in the energy sector. Yorktown has raised twelve energy funds totaling more than $8.5 billion that has been invested in over 120 companies. Headquartered in New York, the firm makes primarily growth capital investments in the business of oil and natural gas production, pipelines, gathering systems and processing/fractionation plants, and to a lesser extent, energy-related manufacturing and services. Most investments are domiciled in North America with all investment properties being located onshore. Investing both as general partners and limited partners, the individual Yorktown partners combine to be among the largest investors in each fund.

Pine Brook is an investment firm that manages more than $6 billion of limited partner commitments. Pine Brook focuses on making "business building" investments, primarily in energy and financial services businesses. Pine Brook's team of investment professionals collectively has over 300 years of experience financing the growth of businesses with equity, working alongside talented entrepreneurs and experienced management teams to build businesses of scale without relying on acquisition leverage. Over its 12-year investment history, Pine Brook has led or co-led 55 investments in the energy and financial services sectors, totaling over $10.6 billion in capital invested. In addition to Brigham Minerals, Pine Brook has invested in 28 energy companies. The firm is headquartered in New York with an office in Houston.

Emerging Growth Company Status

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act ("JOBS Act"). For as long as we are an emerging growth company, we may take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise generally applicable to other public companies. These exemptions include:

- an exemption from providing an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

- an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board ("PCAOB"), requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

18

- Federal and state legislative and regulatory initiatives relating to hydraulic fracturing, including recent proposed legislation and ballot initiatives in Colorado, could result in our operators incurring increased costs, additional operating restrictions or delays and fewer potential drilling locations.

- Our credit facility has substantial restrictions and financial covenants that may restrict our business and financing activities and our ability to declare dividends.

- The adoption of climate change legislation by Congress could result in increased operating costs for our operators and reduced demand for the oil, natural gas and NGLs that our operators produce.

- Operating hazards and uninsured risks may result in substantial losses to us or our operators, and any losses could adversely affect our results of operations and free cash flow.

- Title to the properties in which we have an interest may be impaired by title defects.

- Loss of our or our operators' information and computer systems, including as a result of cyber attacks, could materially and adversely affect our business.

Risks Related to this Offering and Our Class A Common Stock

- Brigham Minerals is a holding company. Brigham Minerals' sole material asset after completion of this offering will be its equity interest in Brigham LLC and it is accordingly dependent upon distributions from Brigham LLC to pay taxes, cover its corporate and other overhead expenses and pay any dividends on our Class A common stock.

- The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

- We have identified and are in the process of remediating certain material weaknesses related to our risk assessment processes and certain controls related to revenues and certain recent transactions. We may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may cause current and potential stockholders to lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.

- For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

The Offering

Issuer . . . . Brigham Minerals, Inc.

Class A common stock offered by us. . . . 13,500,000 shares (or 15,525,000 shares, if the underwriters exercise in full their option to purchase additional shares)

Option to purchase additional shares . . . . We have granted the underwriters a 30-day option to purchase up to an aggregate of 2,025,000 additional shares of our Class A common stock to the extent the underwriters sell more than 13,500,000 shares of Class A common stock in this offering.

Class A common stock outstanding
immediately after this offering . . . . 18,548,038 shares (or 20,573,038 shares if the underwriters exercise in full their option to purchase additional shares).

Class B common stock outstanding
immediately after this offering . . . . 29,051,962 shares (29,051,962 shares if the underwriters' option to purchase additional shares is exercised in full) or one share for each Brigham LLC Unit held by the Brigham Unit Holders immediately following this offering. Class B shares are non-economic. In connection with any redemption of Brigham LLC Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of shares of Class B common stock will be cancelled.

Voting power of Class A common stock
after giving effect to this offering . . . . 39.0% (or 100.0% if all outstanding Brigham LLC Units held by the Brigham Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis). Upon completion of this offering, the Existing Owners will initially own 5,048,038 shares of Class A common stock, representing approximately 10.6% of the voting power of the Company.

Voting power of Class B common stock
after giving effect to this offering . . . . 61.0% (or 0% if all outstanding Brigham LLC Units held by the Brigham Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis). Upon completion of this offering the Brigham Unit Holders will initially own 29,051,962 shares of Class B common stock, representing approximately 61.0% of the voting power of the Company.

Voting rights. . . . . Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote

	or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See "Description of Capital Stock."
Use of proceeds	We expect to receive approximately $209.6 million of net proceeds, based upon the assumed initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $12.7 million.
	We intend to contribute all of the net proceeds from this offering to Brigham LLC in exchange for Brigham LLC Units. Brigham LLC will use a portion of the net proceeds from this offering to repay the outstanding indebtedness under our credit facility and the remaining net proceeds to fund future acquisitions of mineral and royalty interests. As of December 31, 2018, we had $175 million of outstanding borrowings under our credit facility. Please read "Use of Proceeds."
	If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the additional net proceeds to us would be approximately $31.5 million (based on an assumed initial offering price of $16.50 per share, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount. We intend to contribute all of the net proceeds therefrom to Brigham LLC in exchange for an additional number of Brigham LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters' option. Brigham LLC will use any such net proceeds to fund future acquisitions of mineral and royalty interests. Please read "Use of Proceeds."
Dividend policy	We expect to pay dividends on our Class A common stock in amounts determined from time to time by our board of directors. However, the declaration and payment of any dividends will be at the sole discretion of our board of directors, which may change our dividend policy at any time. Future dividend levels will depend on the earnings of our subsidiaries, including Brigham LLC, their financial condition, cash requirements, regulatory restrictions, any restrictions in financing agreements (including our credit facility) and other factors deemed relevant by the board. Please read "Dividend Policy."
Redemption Rights of Brigham Unit Holders	Under the Brigham LLC Agreement, each Brigham Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Brigham LLC to acquire all or a portion of its Brigham LLC Units for, at Brigham LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Brigham LLC Unit redeemed, subject

to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Brigham Minerals (instead of Brigham LLC) will have the right, pursuant to the Call Right, to acquire each tendered Brigham LLC Unit directly from the redeeming Brigham Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any redemption of Brigham LLC Units pursuant to the Redemption Right or acquisition pursuant our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Brigham LLC Agreement."

Directed share program . . . . The underwriters have reserved for sale at the initial public offering price up to 5% of the Class A common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. The sales of shares pursuant to the directed share program will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering. Please read "Underwriting."

Listing and trading symbol . . . . We have been approved to list our Class A common stock on the New York Stock Exchange (the "NYSE") under the symbol "MNRL."

Risk factors. . . . . You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

The information above does not include (i) 5,712,000 shares of Class A common stock reserved for issuance pursuant to our LTIP (as defined in "Executive Compensation—2019 Long Term Incentive Plan" or (ii) the grants of equity awards to certain of our directors and officers (as described in "Executive Compensation—Grants Following this Offering")).

Summary Historical and Pro Forma Financial Data

Brigham Minerals was formed in June 2018 and has limited historical financial operating results. The following table shows summary historical consolidated financial data, for the periods and as of the dates indicated, of our accounting predecessor, Brigham Resources, excluding the historical results and operations of Brigham Operating, and summary pro forma financial data for Brigham Minerals. The summary historical consolidated financial data of our predecessor as of and for the years ended December 31, 2017 and 2018 were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus.

The summary unaudited pro forma statement of operations and balance sheet data as of and for the year ended December 31, 2018 has been prepared to give pro forma effect to (i) the reorganization transactions described under "—Corporate Reorganization" and (ii) this offering and the application of the net proceeds therefrom as if each had been completed on January 1, 2018, in the case of the statement of operations data, and on December 31, 2018, in the case of the balance sheet data. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data is presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had such transactions been consummated on the dates indicated and does not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

For a detailed discussion of the summary historical financial data contained in the following table, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table should also be read in conjunction with "Use of Proceeds" and the historical financial statements of Brigham Resources and the pro forma financial statements of Brigham Minerals included elsewhere in this prospectus. Among other things, the historical and pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Brigham Minerals Predecessor Historical		Brigham Minerals Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2018	2017	2018
			(unaudited)
	(In thousands)		
Statement of Operations Data:			
Revenue:			
Mineral and royalty revenue	$ 59,758	$ 30,066	$ 59,758
Lease bonus and other revenue	7,506	10,842	7,506
Total revenue	67,264	40,908	67,264
Other operating income:			
Gain on sale of oil and gas properties, net	—	94,551	—
Operating expense:			
Gathering, transportation and marketing	3,944	1,754	3,944
Severance and ad valorem taxes	3,536	1,601	3,536
Depreciation, depletion and amortization	13,915	6,955	13,915
General and administrative	6,638	3,935	6,638
Total operating expense			
	28,033	14,245	28,033

	Brigham Minerals Predecessor Historical		Brigham Minerals Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2018	2017	2018
			(unaudited)
		(In thousands)	
Operating income	39,231	121,214	39,231
Other income (expense):			
Gain/(Loss) on derivative instruments, net	424	(121)	424
Interest expense, net	(7,446)	(556)	—
Gain (Loss) on sale and distribution of equity securities	823	(4,222)	823
Other income, net	110	305	110
Income before income taxes	33,142	116,620	40,588
Income tax (benefit)/expense	(220)	1,008	3,432
Net income	$ 33,362	$115,612	$ 37,156
Non-controlling interest			24,759
Net income attributable to common stockholders			12,397
Net income per share attributable to common stockholders			
Basic			0.67
Diluted			0.67
Weighted-average number of shares			
Basic			18,548
Diluted			18,548
Other Financial Data:			
Adjusted EBITDA(1)	53,146	33,618	53,146
Adjusted EBITDA ex lease bonus(1)	45,640	22,776	45,640
Balance Sheet Data:			
Cash and cash equivalents	$ 31,985	$ 6,886	$ 78,279
Total assets	554,026	334,477	596,692
Long-term debt, including current maturities	170,705	27,000	—
Total liabilities	176,474	32,303	11,868
Total equity	377,552	302,174	584,824

(1) Please read "—Non-GAAP Financial Measures" below for the definitions of Adjusted EBITDA and Adjusted EBITDA ex lease bonus and a reconciliation of Adjusted EBITDA and Adjusted EBITDA ex lease bonus to our most directly comparable financial measure, calculated and presented in accordance with generally accepted accounting principles in the United States ("GAAP").

Non-GAAP Financial Measure

Adjusted EBITDA and Adjusted EBITDA ex lease bonus are non-GAAP supplemental financial measures used by our management and by external users of our financial statements such as investors, research analysts and others to assess the financial performance of our assets and their ability to sustain dividends over the long term without regard to financing methods, capital structure or historical cost basis.

We define Adjusted EBITDA as net income (loss) before depreciation, depletion and amortization, interest expense, gain or loss on sale and distribution of equity securities, gain or loss on derivative instruments and income tax expense, *less* other income and gain or loss on sale of oil and gas properties. We define Adjusted

EBITDA ex lease bonus as Adjusted EBITDA further adjusted to eliminate the impacts of lease bonus revenue we receive due to the unpredictability of timing and magnitude of the revenue.

Adjusted EBITDA and Adjusted EBITDA ex lease bonus do not represent and should not be considered alternatives to, or more meaningful than, net income, income from operations, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of our financial performance. Adjusted EBITDA and Adjusted EBITDA ex lease bonus have important limitations as analytical tools because they exclude some but not all items that affect net income, the most directly comparable GAAP financial measure. Our computation of Adjusted EBITDA and Adjusted EBITDA ex lease bonus may differ from computations of similarly titled measures of other companies.

The following table presents a reconciliation of Adjusted EBITDA and Adjusted EBITDA ex lease bonus to the most directly comparable GAAP financial measure for the periods indicated.

	Brigham Minerals Predecessor Historical		Brigham Minerals Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2018	2017	2018
			(unaudited)
		(in thousands)	
Reconciliation of Adjusted EBITDA and Adjusted EBITDA ex lease bonus to net income:			
Net income	$33,362	$115,612	$37,156
Add:			
Depreciation, depletion and amortization	13,915	6,955	13,915
Interest expense, net	7,446	556	—
Loss on sale and distribution of equity securities	—	4,222	—
Loss on derivative instruments, net	—	121	—
Income tax expense	—	1,008	3,432
Less:			
Gain on derivative instruments, net	424	—	424
Other income, net	110	305	110
Gain on sale of oil and gas properties	—	94,551	—
Gain on sale and distribution of equity securities	823	—	823
Income tax benefit	220	—	—
Adjusted EBITDA	$53,146	$ 33,618	$53,146
Less:			
Lease bonus	7,506	10,842	7,506
Adjusted EBITDA ex lease bonus	$45,640	$ 22,776	$45,640

we do not know if the potential drilling locations our operators have identified will ever be drilled or if our operators will be able to produce oil, natural gas or NGLs from these or any other potential drilling locations. As such, the actual drilling activities of our operators may materially differ from those presently identified, which could adversely affect our business, results of operation and free cash flow.

Finally, the potential drilling locations we have identified are based on the geologic and other data available to us and our interpretation of such data. As a result, our operators may have reached different conclusions about the potential drilling locations on our properties, and our operators control the ultimate decision as to where and when a well is drilled.

We may experience delays in the payment of royalties and be unable to replace operators that do not make required royalty payments, and we may not be able to terminate our leases with defaulting lessees if any of the operators on those leases declare bankruptcy.

A failure on the part of the operators to make royalty payments gives us the right to terminate the lease, repossess the property and enforce payment obligations under the lease. If we repossessed any of our properties, we would seek a replacement operator. However, we might not be able to find a replacement operator and, if we did, we might not be able to enter into a new lease on favorable terms within a reasonable period of time. In addition, the outgoing operator could be subject to a proceeding under Title 11 of the United States Code (the "Bankruptcy Code"), in which case our right to enforce or terminate the lease for any defaults, including non-payment, may be substantially delayed or otherwise impaired. In general, in a proceeding under the Bankruptcy Code, the bankrupt operator would have a substantial period of time to decide whether to ultimately reject or assume the lease, which could prevent the execution of a new lease or the assignment of the existing lease to another operator. In the event that the operator rejected the lease, our ability to collect amounts owed would be substantially delayed, and our ultimate recovery may be only a fraction of the amount owed or nothing. In addition, if we are able to enter into a new lease with a new operator, the replacement operator may not achieve the same levels of production or sell oil or natural gas at the same price as the operator it replaced.

Acquisitions and our operators' development activities of our leases will require substantial capital, and we and our operators may be unable to obtain needed capital or financing on satisfactory terms or at all.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in connection with the acquisition of mineral and royalty interests. To date, we have financed capital expenditures primarily with funding from capital contributions, cash generated by operations and borrowings under our debt arrangements.

In the future, we may need capital in excess of the amounts we retain in our business or borrow under our credit facility. We cannot assure you that we will be able to access external capital on terms favorable to us or at all. If we are unable to fund our capital requirements, we may be unable to complete acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our results of operation and free cash flow.

Most of our operators are also dependent on the availability of external debt and equity financing sources to maintain their drilling programs. If those financing sources are not available to the operators on favorable terms or at all, then we expect the development of our properties to be adversely affected. If the development of our properties is adversely affected, then revenues from our mineral and royalty interests may decline.

Our future success depends on replacing reserves through acquisitions and the exploration and development activities of the operators of our properties. Unless we replace the oil, natural gas and NGLs produced from our properties, our results of operations and financial position could be adversely affected.

Producing oil and natural gas wells are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil, natural gas and NGL reserves and our operators' volumes, disposal rates, disposal well locations or otherwise, or requiring them to shut down disposal wells, could have a material adverse effect on our business, financial condition and results of operations.

Restrictions on the ability of our operators to obtain water may have an adverse effect on our financial condition, results of operations and free cash flow.

Water is an essential component of deep shale oil, natural gas and NGL production during both the drilling and hydraulic fracturing processes. Over the past several years, parts of the country, and in particular Texas, have experienced extreme drought conditions. As a result of this severe drought, some local water districts have begun restricting the use of water subject to their jurisdiction for hydraulic fracturing to protect local water supply. If our operators are unable to obtain water to use in their operations from local sources, or if our operators are unable to effectively utilize flowback water, they may be unable to economically drill for or produce oil, natural gas and NGLs from our properties, which could have an adverse effect on our financial condition, results of operations and free cash flow.

Our credit facility has substantial restrictions and financial covenants that may restrict our business and financing activities and our ability to declare dividends.

The operating and financial restrictions and covenants in our credit facility restrict, and any future financing agreements likely will restrict, our ability to finance future operations or capital needs, engage, expand or pursue our business activities or pay dividends. Our credit facility restricts, and any future financing agreements likely will restrict, our ability to, among other things:

- incur indebtedness;

- issue certain equity securities, including preferred equity securities;

- incur certain liens or permit them to exist;

- engage in certain fundamental changes, including mergers or consolidations;

- make certain investments, loans, advances, guarantees and acquisitions;

- sell or transfer assets;

- enter into sale and leaseback transactions;

- pay dividends to or redeem or repurchase shares from our shareholders;

- make certain payments of junior indebtedness;

- enter into transactions with our affiliates;

- enter into certain restrictive agreements; and

- enter into swap agreements and hedging arrangements.

Our credit facility restricts our ability to pay dividends to our shareholders or to repurchase shares of our Class A common stock. We also are required to comply with certain financial and collateral coverage covenants and ratios under our credit facility, which will include maintaining (i) a total net leverage ratio not to exceed 4.50 to 1.00 as of June 30, 2019 (such ratio decreasing by 0.25 each subsequent fiscal quarter until reaching 4.00 to 1.00 for the fiscal quarter ending December 31, 2019) (ii) an asset coverage ratio of not less than 1.75 to 1.00, and (iii) a debt to capitalization ratio not to exceed 0.40 to 1.00. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of free cash flow and events or circumstances beyond our control, such as a downturn in our business or the economy in general or reduced oil, natural gas and NGL prices. If we violate any of the restrictions, covenants, ratios or tests in our credit facility, a significant portion of our indebtedness may become immediately due and payable, our ability to pay dividends to our shareholders will be inhibited and our lenders' commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit facility are secured by substantially all of our assets, and if we are unable to repay our indebtedness under our credit facility, the lenders can seek to foreclose on our assets.

Our debt levels may limit our flexibility to obtain additional financing and pursue other business opportunities.

Our existing and future indebtedness could have important consequences to us, including:

- our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on terms acceptable to us;

- covenants in our existing and future credit and debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

- our access to the capital markets may be limited;

- our borrowing costs may increase;

- we will need a substantial portion of our free cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and payment of dividends to our shareholders; and

- our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. Furthermore, while we intend to enter into a customary expanded revolving credit facility after the consummation of this offering, we do not have commitments to provide such a facility at this time and there is no guarantee that we will be able to enter into such a facility on terms acceptable to us or at all. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all.

The adoption of climate change legislation by Congress could result in increased operating costs for our operators and reduced demand for the oil, natural gas and NGLs that our operators produce.

Climate change continues to attract considerable public and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of carbon dioxide, methane and other "greenhouse gases" ("GHGs"). These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources.

At the federal level, no comprehensive climate change legislation has been implemented to date. The EPA has, however, adopted rules under authority of the U.S. Clean Air Act that, among other things, establish Potential for Significant Deterioration ("PSD") construction and Title V operating permit reviews for GHG emissions from certain large stationary sources that are also potential major sources of certain principal, or criteria, pollutant emissions, which reviews could require securing PSD permits at covered facilities emitting GHGs and meeting "best available control technology" standards for those GHG emissions. In addition, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the U.S., including, among others, onshore and offshore production facilities, which amounts determined from time to time by our board of directors, our ability to do so may be limited to the extent Brigham LLC and its subsidiaries are limited in their ability to make these and other distributions to us, including due to the restrictions under our credit facility. To the extent that we need funds and Brigham LLC or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

- institute a more comprehensive compliance function;

- comply with rules promulgated by the NYSE;

- continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

- establish new internal policies, such as those relating to insider trading; and

- involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of the Sarbanes Oxley Act for our fiscal year ending December 31, 2019, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an "emerging growth company" within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2023. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We have identified and are in the process of remediating certain material weaknesses related to our risk assessment processes and certain controls related to revenues and certain recent transactions. We may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may cause current and potential stockholders to lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.

Our internal control over financial reporting does not currently meet all the standards contemplated by Section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance at the time required,

- the failure of research analysts to cover our Class A common stock;

- sales of our Class A common stock by us or our stockholders or the perception that such sales may occur;

- changes in accounting principles, policies, guidance, interpretations or standards;

- additions or departures of key management personnel;

- actions by our stockholders;

- general market conditions, including fluctuations in commodity prices;

- domestic and international economic, legal and regulatory factors unrelated to our performance; and

- the realization of any risks described under this "Risk Factors" section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

Our Sponsors will have the ability to direct the voting of a majority of the voting power of our common stock, and their interests may conflict with those of our other stockholders.

Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering, our Sponsors will beneficially own, on a combined basis, approximately 27.2% of our outstanding shares of Class A common stock (or approximately 24.5% if the underwriters exercise their option to purchase additional shares in full) and 83.0% of our shares of Class B common stock, representing 61.2% of our combined economic interest and voting power (or approximately 58.7% if the underwriters exercise their option to purchase additional shares in full). As a result, on a combined basis, our Sponsors will be able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of our Sponsors with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

Given this concentrated ownership, our Sponsors would have to approve any potential acquisition of us. In addition, certain of our directors are currently employees of our Sponsors. These directors' duties as employees of our Sponsors may conflict with their duties as our directors, and the resolution of these conflicts may not always be in our or your best interest. Furthermore, in connection with this offering, we will enter into a stockholders' agreement with our Sponsors. The stockholders' agreement provides each of our Sponsors with the right to designate a certain number of nominees to our board of directors so long as such Sponsor and its affiliates collectively beneficially own a specified percentage of the outstanding shares of our Class A and Class B common stock. In addition, the stockholders' agreement provides our sponsors the right to approve certain material transactions so long as our Sponsors and their affiliates beneficially own specified percentages of our outstanding shares of Class A and Class B common stock. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement." Finally, the existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. Our Sponsors' concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

commercial activities as well as for potential acquisitions. We cannot assure you that any conflicts that may arise between us and our stockholders, on the one hand, and our Sponsors, on the other hand, will be resolved in our favor. As a result, competition from our Sponsors and their affiliates could adversely impact our results of operations.

A significant reduction by our Sponsors of their ownership interests in us could adversely affect us.

We believe that our Sponsor's ownership interests in us provide them with an economic incentive to assist us to be successful. Upon the expiration of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, our Sponsors will not be subject to any obligation to maintain their ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce their ownership interest in us. If our Sponsors sell all or a substantial portion of their respective ownership interests in us, they may have less incentive to assist in our success and their affiliate(s) that are expected to serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies, which could adversely affect our business, financial condition and results of operations.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, some of which will not apply until our Sponsors and their respective affiliates no longer collectively beneficially own (or otherwise have the right to vote or direct the vote of) more than 50% of our outstanding shares of common stock, which event we refer to as the "Trigger Event." Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

- establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders;

- provide that the authorized number of directors constituting our board of directors may be changed only by resolution of the board of directors;

- provide that all vacancies, including newly created directorships, may, except as otherwise required by law, the terms of the stockholders' agreement entered into in connection with this offering or, if applicable, the rights of holders of a series of our preferred stock, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum;

- provide that our bylaws can be amended by the board of directors;

- provide that, after the Trigger Event, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of our preferred stock with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of holders of common stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting);

- provide that, after the Trigger Event, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of not less than 66 2/3% of our then outstanding shares of common stock (prior to such time, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of a majority of our then outstanding shares of common stock);

- provide that, after the Trigger Event, special meetings of our stockholders may only be called by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the members of the board of directors serving at the time of such vote (prior to such time, a special meeting may also be called at the request of our stockholders holding a majority of the then outstanding shares entitled to vote generally in the election of directors voting together as a single class);

- provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors that may be elected by holders of our preferred stock, if any;

- provide that the affirmative vote of the holders of not less than 66 2/3% in voting power of all then outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office, and such removal may only be for "cause"; and

- prohibit cumulative voting on all matters.

Furthermore, the terms of our amended and restated certificate of incorporation and amended and restated bylaws are subject to the terms of the stockholders' agreement we will enter into with our Sponsors in connection with the offering. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement."

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $4.21 per share.

Based on an assumed initial public offering price of $16.50 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of shares of our Class A common stock in this offering will experience an immediate and substantial dilution of $4.21 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of December 31, 2018 after giving effect to this offering would be $12.29 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

Our ability to pay dividends to our stockholders may be limited by our holding company structure, contractual restrictions and regulatory requirements.

After this offering, Brigham Minerals will be a holding company and will have no material assets other than its ownership of Brigham LLC Units, and Brigham Minerals will not have any independent means of generating revenue. To the extent Brigham LLC has available cash, Brigham LLC is required to make (i) generally pro rata distributions to all its unitholders, including to Brigham Minerals, in an amount generally intended to allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Brigham LLC, based on certain assumptions and conventions, provided that the distribution will be sufficient to allow Brigham Minerals to satisfy its actual tax liabilities and (ii) non-pro rata distributions to Brigham Minerals in an amount sufficient to cover its corporate and other overhead expenses. In addition, as the sole managing member of Brigham LLC, Brigham Minerals intends to cause Brigham LLC to make pro rata distributions to all of its unitholders, including to Brigham Minerals, in an amount sufficient to allow it to fund dividends to its stockholders in accordance with its dividend policy, to the extent its board of directors declares such dividends. Brigham LLC is a distinct legal entity and may be subject to legal or contractual restrictions that, under certain circumstances, may limit Brigham Minerals ability to obtain cash from it. If Brigham LLC is unable to make distributions, we may not receive adequate distributions, which could materially and adversely affect our free cash flow and financial position and our ability to fund any dividends.

Although we expect to pay dividends on our Class A common stock, our board of directors will take into account general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions and covenants contained in our debt agreements, business prospects and other factors that our board of directors considers relevant in determining whether, and in what amounts, to pay such dividends. In addition, our credit facility limits the amount of distributions that Brigham LLC can make to us and the purposes for which distributions could be made. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. See "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Requirements and Sources of Liquidity" and "Description of Capital Stock."

In certain circumstances, Brigham LLC will be required to make tax distributions to the Brigham Unit Holders, including Brigham Minerals, and such tax distributions may be substantial. To the extent Brigham Minerals receives tax distributions in excess of its actual tax liabilities and retains such excess cash, the Existing Owners would benefit from such accumulated cash balances if they exercise their Redemption Right.

Pursuant to the Brigham LLC Agreement, to the extent Brigham LLC has available cash (taking into account existing and projected capital expenditures), Brigham LLC is required to make generally pro rata distributions (which we refer to as "tax distributions"), to all its unitholders, including Brigham Minerals, in an amount generally intended to allow the Brigham Unit Holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Brigham LLC, based on certain assumptions and conventions, provided that tax distributions will be made sufficient to allow Brigham Minerals to satisfy its actual tax liabilities. The amount of such tax distributions will be determined based on certain assumptions, including an assumed individual income tax rate, and will be calculated after taking into account other distributions (including other tax distributions) made by Brigham LLC. Because tax distributions will be made pro rata based on ownership and due to, among other items, differences between the tax rates applicable to Brigham Minerals and the assumed individual income tax rate used in the calculation and requirements under the applicable tax rules that Brigham LLC's net taxable income be allocated disproportionately to its unitholders in certain circumstances, tax distributions may significantly exceed the actual tax liability for many of the Brigham Unit Holders, including Brigham Minerals. If Brigham Minerals retains the excess cash it receives, the Existing Owners would benefit from any value attributable to such accumulated cash balances as a result of their exercise of the Redemption Right. However, we expect to use such accumulated cash balances to pay dividends in respect of our Class A common stock or to take other steps to eliminate any material cash balances. In

addition, the tax distributions Brigham LLC will be required to make may be substantial and may exceed the tax liabilities that would be owed by a similarly situated corporate taxpayer. Funds used by Brigham LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business, except to the extent Brigham Minerals uses the excess cash it receives to reinvest in Brigham LLC for additional units.

The U.S. federal income tax treatment of distributions on our Class A common stock to a holder will depend upon our tax attributes and the holder's tax basis in our stock, which are not necessarily predictable and can change over time.

Distributions of cash or property on our Class A common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder's tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such common stock. Also, if any holder sells our Class A common stock, the holder will recognize a gain or loss equal to the difference between the amount realized and the holder's tax basis in such Class A common stock.

To the extent that the amount of our distributions is treated as a non-taxable return of capital as described above, such distribution will reduce a holder's tax basis in the Class A common stock. Consequently, such excess distributions will result in a corresponding increase in the amount of gain, or a corresponding decrease in the amount of loss, recognized by the holder upon the sale of the Class A common stock or subsequent distributions with respect to such stock. Additionally, with regard to U.S. corporate holders of our Class A shares, to the extent that a distribution on our Class A shares exceeds both our current and accumulated earnings and profits and such holder's tax basis in such shares, such holders would be unable to utilize the corporate dividends-received deduction (to the extent it would otherwise be applicable to such holder) with respect to the gain resulting from such excess distribution.

Prospective investors in our Class A common stock are encouraged to consult their tax advisors as to the tax consequences of receiving distributions on our Class A shares that are not treated as dividends for U.S. federal income tax purposes.

Future sales of shares of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

Certain of our Existing Owners own shares of our Class A common stock and, subject to certain limitations and exceptions, the Existing Owners that hold Brigham LLC Units may require Brigham LLC to redeem their Brigham LLC Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions), and our Existing Owners may sell any of such shares of Class A common stock. Additionally, after the expiration or waiver of the lock-up provision contained in the underwriting agreement entered into in connection with this offering, we may sell additional shares of Class A common stock in subsequent public offerings or may issue additional shares of Class A common stock or convertible securities. After the completion of this offering, we will have outstanding 18,548,038 shares of Class A common stock and 29,051,962 shares of Class B common stock. This number includes 13,500,000 shares of Class A common stock that we are selling in this offering, but not the 2,025,000 shares of Class A common stock that we may sell in this offering if the underwriters exercise their option to purchase additional shares in full, which shares may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters' option to purchase additional shares, the Existing Owners will own 5,048,038 shares of our Class A common stock and 29,051,962 shares of Class B common stock, representing approximately 71.6% (or 68.7% if the underwriters' option to purchase additional shares is exercised in full) of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between them and the underwriters

described in "Underwriting," but may be sold into the market in the future. The Existing Owners will be party to a registration rights agreement, which will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 5,712,000 shares of our Class A common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors and executive officers and the Existing Owners have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See "Underwriting" for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

Our organizational structure confers certain benefits upon the Existing Owners that will not benefit the holders of our Class A common stock to the same extent as it will benefit the Existing Owners.

Our organizational structure confers certain benefits upon the Existing Owners that will not benefit the holders of our Class A common stock to the same extent as it will benefit the Existing Owners. Brigham Minerals will be a holding company and will have no material assets other than its ownership of Brigham LLC Units. As a consequence, our ability to declare and pay dividends to the holders of our Class A common stock will be subject to the ability of Brigham LLC to provide distributions to us. If Brigham LLC makes such distributions, the Existing Owners will be entitled to receive equivalent distributions from Brigham LLC on a pro rata basis. However, because we must pay taxes, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less on a per share basis than the amounts distributed by Brigham LLC to the Existing Owners on a per unit basis. This and other aspects of our organizational structure may adversely impact the future trading market for our Class A common stock.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation will authorize our board of directors to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of our preferred stock could adversely impact the voting power or value of our Class A common stock. For

USE OF PROCEEDS

We expect to receive approximately $209.6 million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of the Class A common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to contribute all of the net proceeds from this offering to Brigham LLC in exchange for Brigham LLC Units. Brigham LLC will use the net proceeds to repay the outstanding indebtedness under our credit facility and the remaining net proceeds to fund our future mineral and royalty acquisitions. The following table illustrates our anticipated use of the net proceeds from this offering:

Sources of Funds		Use of Funds	
	(In millions)		
Net proceeds from this offering	$209.6	Repayment of our credit facility	$187.0
		Funding of our future mineral and royalty acquisitions	22.6
Total sources of funds	$209.6	Total uses of funds	$209.6

As of December 31, 2018, we had $175 million of borrowings outstanding under our credit facility. Our credit facility matures on July 27, 2024 and bears interest at either a fixed rate equal to the base rate plus 4.50% or an adjusted LIBOR rate (subject to a 1.00% floor) plus 5.50%, at our election. At December 31, 2018, the weighted average interest rate on borrowings under our credit facility was 7.71%. The outstanding borrowings under our credit facility were incurred to repay the outstanding debt under our prior revolving credit facility and to fund mineral and royalty acquisitions. As of March 22, 2019, we had $185 million of borrowings outstanding under our credit facility and expect to incur a $2 million prepayment premium fee related to early extinguishment of debt.

A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $12.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds to fund additional mineral and royalty acquisitions in the future. If the proceeds decrease due to a lower initial public offering price, then we would first reduce by a corresponding amount the net proceeds directed to acquisitions and then, if necessary, the net proceeds directed to repay outstanding borrowings under our credit facility.

To the extent the underwriters' option to purchase additional shares is exercised, we intend to contribute all of the net proceeds therefrom to Brigham LLC in exchange for an additional number of Brigham LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters' option. Brigham LLC will use any such net proceeds to fund future acquisitions of mineral and royalty interests.

DIVIDEND POLICY

We expect to pay dividends on our Class A common stock in amounts determined from time to time by our board of directors. The declaration and payment of any dividends by us will be at the sole discretion of our board of directors, which may change our dividend policy at any time. Our board of directors will take into account:

- general economic and business conditions;

- our financial condition and operating results;

- our free cash flow and current and anticipated cash needs;

- our capital requirements;

- legal, tax, regulatory and contractual (including under our credit facility) restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Brigham LLC) to us; and

- such other factors as our board of directors may deem relevant.

We will be a holding company and will have no material assets other than our ownership of Brigham LLC Units. As a consequence, our ability to declare and pay dividends to the holders of our Class A common stock will be subject to the ability of Brigham LLC to provide distributions to us. If Brigham LLC makes such distributions, the Existing Owners will be entitled to receive equivalent distributions from Brigham LLC on a pro rata basis. However, because we must pay taxes, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less on a per share basis than the amounts distributed by Brigham LLC to the Existing Owners on a per unit basis.

Assuming Brigham LLC makes distributions to us and the Existing Owners in any given year, we expect to pay dividends in respect of our Class A common stock out of the portion, if any, of such distributions remaining after our payment of taxes and our expenses (any such portion, an "excess distribution"). However, because our board of directors may determine to pay or not pay dividends in respect of shares of our Class A common stock based on the factors described above, our holders of Class A common stock may not necessarily receive dividend distributions relating to excess distributions, even if Brigham LLC makes such distributions to us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2018:

- on an actual basis for our predecessor; and

- on an as adjusted basis to give effect to (i) the transactions described under "Corporate Reorganization," (ii) the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $16.50 per share (which is the midpoint of the range set forth on the cover of this prospectus) and (iii) the application of the net proceeds from this offering as set forth under "Use of Proceeds."

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with "Use of Proceeds" and the financial statements and accompanying notes included elsewhere in this prospectus.

	As of December 31, 2018	
	Predecessor(1)	As Adjusted(2)
	(In thousands, except number of shares and par value)	
Cash and cash equivalents	$ 31,985	$ 78,279
Long-term debt, including current maturities:		
Credit facility(3)	175,000	—
Total long-term debt	$175,000	$ —
Equity:		
Members' contributed capital	208,728	—
Class A common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; 400,000,000 shares authorized, 18,548,038 shares issued and outstanding, pro forma	—	185
Class B common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; 150,000,000 shares authorized, 29,051,962 shares issued and outstanding, pro forma	—	291
Additional paid-in capital	—	188,356
Accumulated other comprehensive income	—	—
Accumulated earnings	168,824	37,156
Total shareholders' equity	$377,552	$225,988
Noncontrolling interest		358,836
Total equity	377,552	584,824
Total capitalization	$552,552	$584,824

---

(1) Brigham Minerals was incorporated in June 2018. The data in this table has been derived from the historical consolidated financial statements included in this prospectus which pertain to the assets, liabilities, revenues and expenses of our accounting predecessor, Brigham Resources.

(2) A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total equity and total capitalization by approximately $5.0 million, $12.7 million and $12.7 million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total equity and total capitalization by approximately $6.1 million, $15.6 million and $15.6 million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3) Excludes loan closing costs of $4.3 million. See Note 7 "Long-Term Debt" to our condensed consolidated financial statements included elsewhere in this prospectus. As of March 22, 2019, we had $185 million of outstanding borrowings under our credit facility. We intend to use a portion of the proceeds of this offering to repay the term loan portion of our credit facility. As a result, we expect to have $10 million of capacity under the revolving portion of our credit facility and $15 million remaining under the delayed draw down component of the credit facility following the completion of this offering. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations— Capital Requirements and Sources of Liquidity—Our Credit Facility."

DILUTION

Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of our Class A common stock for accounting purposes. Our net tangible book value as of December 31, 2018, after giving pro forma effect to our corporate reorganization, was approximately $377.6 million, or $11.07 per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to the corporate reorganization (assuming that 100% of our Class B common stock has been cancelled in connection with a redemption of Brigham LLC Units for Class A common stock). After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of December 31, 2018 would have been approximately $584.8 million, or $12.29 per share. This represents an immediate increase in the net tangible book value of $1.21 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $4.21 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been cancelled in connection with a redemption of Brigham LLC Units for Class A common stock):

Initial public offering price per share	$16.50
Pro forma net tangible book value per share as of December 31, 2018 (after giving effect to the corporate reorganization)	$11.07
Increase per share attributable to new investors in the offering	$ 1.21
As adjusted pro forma net tangible book value per share (after giving effect to the corporate reorganization and this offering)	12.29
Dilution in pro forma net tangible book value per share to new investors in this offering	$ 4.21

A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $0.27 and increase (decrease) the dilution to new investors in this offering by $0.74 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an adjusted pro forma basis as of December 31, 2018, the total number of shares of Class A common stock owned by existing stockholders (assuming that 100% of our Class B common stock has been cancelled in connection with a redemption of Brigham LLC Units for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $16.50, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
			(in thousands)		
Existing stockholders	34,100,000	71.6%	$361,000	61.8%	$10.59
New investors	13,500,000	28.4%	$222,750	38.2%	$16.50
Total	47,600,000	100.0%	$583,750	100.0%	$12.26

The data in the table excludes 5,712,000 shares of Class A common stock initially reserved for issuance under our equity incentive plan.

If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 15,525,000, or approximately 75.5% of the total number of shares of Class A common stock.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

Brigham Minerals was formed in June 2018 and has limited historical financial operating results. The following table shows selected historical consolidated financial data, for the periods and as of the dates indicated, of our accounting predecessor, Brigham Resources, excluding the historical results and operations of Brigham Operating, and selected pro forma financial data of Brigham Minerals. The selected historical consolidated financial data of our predecessor as of and for the years ended December 31, 2017 and 2018 were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus.

The selected unaudited pro forma statement of operations and balance sheet data as of and for the year ended December 31, 2018 has been prepared to give pro forma effect to (i) the reorganization transactions described under "—Corporate Reorganization" and (ii) this offering and the application of the net proceeds therefrom as if each had been completed on January 1, 2018, in the case of the statement of operations data, and on December 31, 2018, in the case of the balance sheet data. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The selected unaudited pro forma financial data is presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had such transactions been consummated on the dates indicated and does not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

For a detailed discussion of the selected historical financial data contained in the following table, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table should also be read in conjunction with "Use of Proceeds" and the historical financial statements of Brigham Resources and the pro forma financial statements of Brigham Minerals included elsewhere in this prospectus. Among other things, the historical and pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Brigham Minerals Predecessor Historical		Brigham Minerals Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2018	2017	2018
			(unaudited)
	(In thousands, except per share data)		
Statement of Operations Data:			
Revenue:			
Mineral and royalty revenue	$ 59,758	$ 30,066	$ 59,758
Lease bonus and other revenue	7,506	10,842	7,506
Total revenue	67,264	40,908	67,264
Other operating income:			
Gain on sale of oil and gas properties, net	—	94,551	—
Operating expense:			
Gathering, transportation and marketing	3,944	1,754	3,944
Severance and ad valorem taxes	3,536	1,601	3,536
Depreciation, depletion and amortization	13,915	6,955	13,915
General and administrative	6,638	3,935	6,638
Total operating expense	28,033	14,245	28,033
Operating income	39,231	121,214	39,231

	Brigham Minerals Predecessor Historical		Brigham Minerals Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2018	2017	2018
			(unaudited)
	(In thousands, except per share data)		
Other income (expense):			
Gain/(Loss) on derivative instruments, net	424	(121)	424
Interest expense, net	(7,446)	(556)	—
Gain (loss) on sale and distribution of equity securities	823	(4,222)	823
Other income, net	110	305	110
Income before income taxes	33,142	116,620	40,588
Income tax (benefit)/expense	(220)	1,008	3,432
Net income	$ 33,362	$115,612	$ 37,156
Non-controlling interest			(24,759)
Net income attributable to common stockholders			12,397
Net income per share attributable to common stockholders			
Basic			0.67
Diluted			0.67
Weighted-average number of shares			
Basic			18,548
Diluted			18,548
Other Financial Data:			
Adjusted EBITDA(1)	$ 53,146	$ 33,618	$ 53,146
Adjusted EBITDA ex lease bonus(1)	45,640	22,776	45,640
Balance Sheet Data:			
Cash and cash equivalents	$ 31,985	$ 6,886	$ 78,279
Total assets	554,026	334,477	596,692
Long-term debt, including current maturities	170,705	27,000	—
Total liabilities	176,474	32,303	11,868
Total equity	377,552	302,174	584,824

(1) Please read "Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures" below for the definitions of Adjusted EBITDA and Adjusted EBITDA ex lease bonus and a reconciliation of Adjusted EBITDA and Adjusted EBITDA ex lease bonus to our most directly comparable financial measure, calculated and presented in accordance with GAAP.

the transaction with equity capital contributions and borrowings under our prior revolving credit facility. The purchase price was allocated $22.8 million to evaluated properties and $18.2 million to unevaluated properties.

In June 2018, we entered into a definitive agreement with an unrelated third party to acquire certain mineral interests in Reeves, Loving and Ward counties in the Delaware Basin for $25.8 million, of which $22.0 million and $3.8 million closed in the third and fourth quarters of 2018, respectively. The allocation of the purchase price was $18.4 million to evaluated properties and $7.4 million to unevaluated properties.

Credit Facility

On July 27, 2018, we entered into our credit facility. We used the proceeds of our credit facility to repay the outstanding balance under our prior revolving credit facility and to fund mineral and royalty acquisitions. See "—Capital Requirements and Sources of Liquidity—Our Credit Facility."

Business Environment

Commodity Prices

Historically, oil, natural gas and NGL prices have been volatile and may continue to be volatile in the future. During the past five years, the posted price for WTI has ranged from a low of $26.19 per barrel in February 2016 to a high of $107.95 per barrel in June 2014. The Henry Hub spot market price for natural gas has ranged from a low of $1.49 per MMBtu in March 2016 to a high of $6.24 per MMBtu in January 2018. As of December 31, 2018, the posted price for oil was $45.15 per barrel and the Henry Hub spot market price of natural gas was $3.25 per MMBtu. Lower prices may not only decrease our revenues, but also potentially the amount of oil, natural gas and NGLs that our operators can produce economically.

Wells Spud and Turned to Production

Drilling on our mineral and royalty interests is driven by the exploration and production companies that operate our DSUs. We monitor horizontal rig activity in an effort to identify wells that have been spud on our interests, as well as completion reports available on state websites to ascertain when a well has turned to production, to assist us with forecasting near-term production, revenue and free cash flow. Total wells spud on our acreage for the year ended December 31, 2017 increased by 76% compared to the year ended December 31, 2016. During the same period, total wells spud on our acreage as a percentage of total wells spud in our basins remained relatively unchanged, while our average realized prices for oil, natural gas and NGLs increased by 24.5%, 22.9% and 48.9%, respectively. The following table shows the number of wells spud in each of our basins during the years ended December 31, 2017 and 2016 according to information published by RSEG:

	Spud					
	2016			2017		
	Wells Spud On Our Acreage	Total Wells Spud in Basin	Our % Share of Total	Wells Spud On Our Acreage	Total Wells Spud in Basin	Our % Share of Total
Delaware	82	968	8%	153	2,037	8%
Midland	16	1,352	1%	57	2,147	3%
SCOOP	24	111	22%	51	269	19%
STACK	44	390	11%	56	592	9%
DJ	147	759	19%	229	1,359	17%
Williston	91	539	17%	199	716	28%
Other	5	8	63%	3	11	27%
Total	**409**	**4,127**	**10%**	**748**	**7,131**	**10%**

In addition, our credit facility allows us to hedge up to 85% of our reasonably anticipated projected production from our proved reserves for up to 66 months in the future. As of December 31, 2018, we had in place crude oil swaps through December 2019 covering 1% of our projected crude oil production from proved reserves, and as of December 31, 2017, we had in place crude oil swaps through September 2018 covering 1% of our projected crude oil production from proved reserves. We had no natural gas derivative contracts in place as of December 31, 2018 and 2017.

Adjusted EBITDA and Adjusted EBITDA Ex Lease Bonus

Adjusted EBITDA and Adjusted EBITDA ex lease bonus are non-GAAP supplemental financial measures used by our management and by external users of our financial statements such as investors, research analysts and others to assess the financial performance of our assets and their ability to sustain dividends over the long term without regard to financing methods, capital structure or historical cost basis.

We define Adjusted EBITDA as net income (loss) before depreciation, depletion and amortization, interest expense, gain or loss on sale and distribution of equity securities, gain or loss on derivative instruments and income tax expense, *less* other income and gain or loss on sale of oil and gas properties. We define Adjusted EBITDA ex lease bonus as Adjusted EBITDA further adjusted to eliminate the impacts of lease bonus revenue we receive due to the unpredictability of timing and magnitude of the revenue.

Adjusted EBITDA and Adjusted EBITDA ex lease bonus do not represent and should not be considered alternatives to, or more meaningful than, net income, income from operations, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of our financial performance. Adjusted EBITDA and Adjusted EBITDA ex lease bonus have important limitations as analytical tools because they exclude some but not all items that affect net income, the most directly comparable GAAP financial measure. Our computation of Adjusted EBITDA and Adjusted EBITDA ex lease bonus may differ from computations of similarly titled measures of other companies. For further discussion, please read "Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures."


Sources of Our Revenues


Our revenues are primarily derived from the mineral royalty payments we receive from our operators based on the sale of oil, natural gas and NGLs produced from our interests. Mineral royalty revenues may vary significantly from period to period as a result of changes in volumes of production sold by our operators, production mix and commodity prices.

The following table presents the breakdown of our revenues for the following periods:

	Year Ended December 31,	
	2018	**2017**
Revenue		
Mineral and royalty revenues		
Oil sales	70%	54%
Natural gas sales	11%	13%
NGL sales	8%	6%
Total mineral and royalty revenue	89%	73%
Lease bonus revenue	11%	27%
Total revenue	100%	100%

Interest Expense

We finance a portion of our working capital requirements and acquisitions with borrowings under our credit facility. As a result, we incur interest expense that is affected by both fluctuations in interest rates and our financing decisions. We reflect interest paid to the lenders under our credit facility in interest expense. In connection with the closing of this offering, we intend to repay our outstanding borrowings under our credit facility.

Income Tax Expense

Brigham Minerals is subject to U.S. federal and state income taxes as a corporation. Texas imposes a franchise tax (commonly referred to as the Texas margin tax) at a rate of up to 1.00% on gross revenues less certain deductions, as specifically set forth in the Texas margin tax statute. A portion of our mineral and royalty interests are located in Texas basins.

Results of Operations

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following table provides the components of our predecessor's revenues and expenses for the periods indicated, as well as each period's respective average prices and production volumes:

	Year Ended December 31,			
	2018	2017	Variance	
	(dollars in thousands, except for realized prices)			
Production				
Oil (MBbls)	777	454	323	70.9%
Natural gas (MMcf)	2,507	1,768	739	41.8%
NGLs (MBbls)	222	109	113	103.0%
Equivalents (MBoe)	1,417	858	559	65.0%
Equivalents per day (Boe/d)	3,881	2,352	1,529	65.0%
Revenues				
Oil sales	$47,040	$22,092	$ 24,948	112.9%
Natural gas sales	7,014	5,492	1,522	27.7%
NGL sales	5,704	2,482	3,222	129.8%
Total mineral and royalty revenue	59,758	30,066	29,692	98.8%
Lease bonus and other revenue	7,506	10,842	(3,336)	(30.8)%
Total revenue	$67,264	$40,908	$ 26,356	64.4%
Other operating income:				
Gain (loss) on sale of oil and gas properties, net	—	94,551	(94,551)	***
Realized prices, without derivatives:				
Oil ($/Bbl)	$ 60.56	$ 48.61	$ 11.95	24.6%
Natural gas ($/Mcf)	2.80	3.11	(0.31)	(10.0)%
NGLs ($/Bbl)	25.72	22.71	3.01	13.3%
Equivalents ($/Boe)	$ 42.19	$ 35.02	$ 7.17	20.5%
Realized prices, with derivatives(1):				
Oil ($/Bbl)	$ 59.59	$ 48.61	$ 10.98	22.6%
Equivalents ($/Boe)	41.66	35.02	6.64	19.0%
Operating expenses				
Gathering, transportation and marketing	$ 3,944	$ 1,754	$ 2,190	124.9%
Severance and ad valorem taxes	3,536	1,601	1,935	120.8%
Depreciation, depletion, and amortization	13,915	6,955	6,960	100.1%

Southern Delaware Basin leasehold and related assets, including certain mineral and royalty interests owned by Brigham Resources, to a third-party public entity. The proceeds for mineral and royalty interests represented $156.7 million of the net adjusted sales price and consisted of cash of $111.1 million and shares valued at $45.6 million. The mineral and royalty interests sold represented approximately 12% in aggregate of Brigham Resources' total proved reserves as of December 31, 2016. As a result of the sale, the relationship between capitalized costs and proved reserves was altered significantly and Brigham Resources recorded a gain of $94.6 million.

Operating and other expenses

Gathering, transportation and marketing expenses for the year ended December 31, 2018 increased by 125%, or $2.2 million, as compared to the year ended December 31, 2017, which was largely driven by the 65% increase in our production volumes.

Severance and ad valorem taxes for the year ended December 31, 2018 increased by 121%, or $1.9 million, as compared to the year ended December 31, 2017, which was primarily due to higher severance taxes associated with oil revenue as a result of higher oil production volumes and higher oil prices.

Depreciation, depletion and amortization (DD&A) expense for the year ended December 31, 2018 increased by 100%, or $7.0 million, compared to the year ended December 31, 2017, which was primarily due to an increase in depletion expense of $7.1 million. Higher production volumes increased our depletion expense by $4.1 million, and a higher depletion rate increased our depletion expense by $3.0 million.

General and administrative expense for the year ended December 31, 2018 increased by 69%, or $2.7 million, compared to the year ended December 31, 2017 as a result of increased headcount and incremental business development expenses.

Interest expense for the year ended December 31, 2018 increased $6.9 million compared to the year ended December 31, 2017 due to greater average outstanding borrowings and higher interest rates under our credit facility. The need for greater borrowings was driven by our increased acquisition pace in 2018 relative to 2017.

For the year ended December 31, 2018, we recognized a gain on derivative instruments, net of $0.4 million, which is attributable to oil derivative instruments. We realized $0.8 million of losses on our settled derivative instruments during the year ended December 31, 2018. For the year ended December 31, 2017, we recognized a net loss on derivative instruments of $0.1 million, which is attributable to derivative instruments based on the price of oil.


**Factors Affecting the Comparability of Our Results of Operations to the
Historical Results of Operations of Our Predecessor**


Our future results of operations may not be comparable to the historical results of operations of our predecessor for the periods presented, primarily for the reasons described below.

Corporate Reorganization

The historical consolidated financial statements included in this prospectus are based on the financial statements of our accounting predecessor, Brigham Resources, excluding the historical results and operations of Brigham Operating, prior to our corporate reorganization. As a result, the historical consolidated financial data may not give you an accurate indication of what our actual results would have been if the corporate reorganization had been completed at the beginning of the periods presented or of what our future results of operations are likely to be.

Brigham Resources will be a wholly owned subsidiary of Brigham LLC. After giving effect to the corporate reorganization and this offering, Brigham Minerals will own an approximate 39.0% interest in Brigham LLC (or

41.5% if the underwriters exercise their option to purchase additional shares in full). In addition, Brigham Minerals will be the sole managing member of Brigham LLC and will be responsible for all operational, management and administrative decisions relating to Brigham LLC's business.

The corporate reorganization that will be completed simultaneously with the closing of this offering provides a mechanism by which the Brigham LLC Units to be allocated amongst the Existing Owners, including the holders of our management incentive units, will be determined. As a result, the satisfaction of all conditions relating to certain management incentive units in Brigham Equity Holdings held by our management and employees will be probable. Accordingly, we will recognize a charge for stock compensation expense of approximately $42.8 million related to the estimated fair value of the management incentive units at the closing of this offering, based on an assumed initial offering price of $16.50 per share (which is the midpoint of the range set forth on the cover of this prospectus), all of which will be non-cash. In addition, based on an assumed initial offering price of $16.50 per share (which is the midpoint of the range set forth on the cover of this prospectus), over the next year as the vesting conditions of the unvested incentive units are satisfied we will recognize additional non-cash charges for stock compensation expense of approximately $11.9 million.

Public Company Expenses

Upon completion of this offering, we expect to incur direct, incremental G&A expenses as a result of being a publicly traded company, including, but not limited to, costs associated with hiring new personnel, implementation of compensation programs that are competitive with our public company peer group, annual and quarterly reports to stockholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. These direct, incremental G&A expenses are not included in our historical results of operations.

Income Taxes

Brigham Minerals is subject to U.S. federal and state income taxes as a corporation. Our predecessor, Brigham Resources, was treated as a flow-through entity, and is currently treated as a disregarded entity, for U.S. federal income tax purposes, and as such, is generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income will be passed through to the members of Brigham LLC, including Brigham Minerals, following our corporate reorganization. Accordingly, the financial data attributable to Brigham Resources contains no provision for U.S. federal income taxes or income taxes in any state or locality (other than margin tax in the State of Texas). We estimate that Brigham Minerals would have been subject to U.S. federal, state and local taxes at a blended statutory rate of 36.5% of 2017 pre-tax earnings and would be subject to a blended statutory rate of 22.9% of 2018 pre-tax earnings. Based on blended statutory rates of 36.5% and 22.9% for 2017 and 2018, respectively, Brigham Minerals would have incurred pro forma income tax expense for the years ended December 31, 2017 and 2018 of approximately $42.6 million and $7.6 million, respectively.

Capital Requirements and Sources of Liquidity

Historically, our primary sources of liquidity have been capital contributions from the Existing Owners, borrowings under our debt arrangements and cash flows from operations. Following the completion of this offering, we expect our primary sources of liquidity to be the net proceeds retained from this offering, cash flows from operations, borrowings under our credit facility or any other credit facility and proceeds from any future issuances of debt or equity securities. We expect our primary use of capital will be for the payment of dividends to our stockholders and for investing in our business, specifically the acquisition of additional mineral and royalty interests.

As a mineral and royalty interest owner, we incur the initial cost to acquire our interests, but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the operator. As a result, our only capital expenditures are related to our acquisition of additional mineral and royalty interests. The amount and allocation of future acquisition-related capital expenditures will depend upon a number of factors, including the number and size of acquisition opportunities, our cash flows from operations, investing and financing activities and our ability to assimilate acquisitions. For the year ended December 31, 2018 and 2017, we incurred approximately $195.6 million and $101.4 million, respectively, for acquisition-related capital expenditures. We periodically assess changes in current and projected cash flows, acquisition and divestiture activities, debt requirements and other factors to determine the effects on our liquidity. Based upon our current oil, natural gas and NGL price expectations for the year ended December 31, 2019, following the closing of this offering, we believe that our cash flow from operations, additional borrowings under our credit facility or under an expanded revolving credit facility that we plan to put into place following the consummation of this offering and a portion of the proceeds from this offering will provide us with sufficient liquidity to execute our current strategy. However, our ability to generate cash is subject to a number of factors, many of which are beyond our control, including commodity prices, weather and general economic, financial, competitive, legislative, regulatory and other factors. If we require additional capital for acquisitions or other reasons, we may seek such capital through traditional reserve base borrowings, joint venture partnerships, asset sales, offerings of debt and equity securities or other means. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us.

As of December 31, 2018, we had $175.0 million outstanding under our credit facility with $25.0 million remaining under the delayed draw down component and $10 million available under the related revolving portion of our credit facility. We intend to use a portion of the net proceeds from this offering to repay the outstanding borrowings under our credit facility, leaving $10 million of availability under the revolving portion of our credit facility and $15 million remaining under the delayed draw down component. However, we intend to put in place a new expanded revolving credit facility after the consummation of this offering.

Working Capital

Our working capital, which we define as current assets minus current liabilities, totaled $53.6 million and $20.1 million as of December 31, 2018 and 2017, respectively. Our collection of receivables has historically been timely, and losses associated with uncollectible receivables have historically not been significant. For the year ended December 31, 2018, we recorded an allowance for doubtful accounts in the amount of $0.4 million, which is included in general and administrative expenses.

When new wells are turned to sales, our collection of receivables has lagged approximately six months from initial production as operators complete the division order process, at which point we are paid in arrears. Our cash and cash equivalents balance totaled $32.0 million and $6.9 million at December 31, 2018 and 2017, respectively. We expect that our cash flows from operations and availability under our credit facility or any other credit facility after application of the estimated net proceeds from this offering, as described under "Use of Proceeds," will be sufficient to fund our working capital needs. We expect that the pace of our operators' drilling of our undeveloped locations, production volumes, commodity prices and differentials to WTI and Henry Hub prices for our oil, natural gas and NGL production will be the largest variables affecting our working capital.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,	
	2018	2017
	(In thousands)	
Net cash provided by operating activities	$ 31,444	$ 29,401
Net cash provided by/(used in) investing activities	(195,742)	26,172
Net cash (used in)/provided by financing activities	189,397	(82,647)

Analysis of Cash Flow Changes Between the Year Ended December 31, 2018 and 2017

Operating activities. Net cash provided by operating activities is primarily affected by the prices of oil, natural gas and NGLs, production volumes, lease bonus revenue and changes in working capital. The 65% increase in production volumes and the 20% increase in realized prices during the year ended December 31, 2018 discussed above were offset by increases in operating expenses and accounts receivable. Typically, an operator makes initial payment related to a new well approximately six months after the well has come on line, often comprised of multiple months of production.

Investing activities. Net cash used in investing activities is primarily comprised of acquisitions of oil and natural gas mineral and royalty interests, net of dispositions. For the year ended December 31, 2018, our net cash used in investing activities was primarily a result of acquisitions of mineral and royalty interests totaling $195.6 million and additions to other fixed assets of $0.7 million. Our cash flows from investing activities for the year ended December 31, 2018 also reflects $0.9 million of proceeds from the sale of equity securities and a transfer of $0.4 million of these proceeds to restricted cash to be distributed to investors.

For the year ended December 31, 2017, our net cash provided by investing activities was primarily a result of divestiture proceeds of $111.0 million from the February 2017 sale of mineral and royalty interests and proceeds of $17.9 million from a sale of equity securities, which was partially offset by the acquisition of mineral and royalty interests totaling $101.4 million.

Financing activities. Net cash provided by financing activities for the year ended December 31, 2018 included $46.0 million in net capital contributions from the Existing Owners and $213.4 million in additional borrowings under our prior revolving credit facility and new credit facility combined, net of $4.6 million in associated loan closing costs. This was partially offset by payment of $70.0 million to pay off and terminate the prior revolving credit facility on July 28, 2018 using funds from the new credit facility.

Net cash used in financing activities for the year ended December 31, 2017 included $94.5 million in net capital distributions to the Existing Owners, partially offset by $11.9 million in net borrowings under our prior revolving credit facility, net of $0.1 million in associated closing costs.

Our Credit Facility

On July 27, 2018, we entered into a first lien credit agreement with Owl Rock Capital Corporation, as administrative agent and collateral agent (our "credit facility"). Our credit facility is subject to customary fees, guarantees of subsidiaries, restrictions and covenants, including certain restricted payments, and is collateralized by certain of our royalty and mineral properties.

Our credit facility provides for a $125 million initial term loan and a delayed draw term loan ("DDTL") of $75 million. As of March 22, 2019, we had $185 million of term loans outstanding under the credit facility and $15 million remaining under the delayed draw down component of our credit facility. We intend to use a portion of the proceeds of this offering to repay the outstanding borrowings under the term loan portion of our credit facility, resulting in $15 million of remaining capacity under the term loan portion of our credit facility. In addition, a $10 million revolving credit facility is available for general corporate purposes, which was undrawn as of March 22, 2019. Our credit facility bears interest at a rate per annum equal to, at our option, (a) the base rate plus 4.50%, or (b) the adjusted LIBOR rate for such interest period (subject to a 1.00% floor) plus 5.50%.

Our credit facility will require us to use at least 75%, 50% and 25%, respectively, of our excess cash flow (as defined in the credit agreement) for any fiscal year beginning with the fiscal year ending December 31, 2019 to prepay the outstanding balance under our credit facility if our total net leverage ratio (as defined in the credit agreement) is greater than 3.00 to 1.00, greater than 2.00 to 1.00, and less than 2.00 to 1.00, respectively. In addition, the entire outstanding balance of interest and principal must be repaid on the maturity date of July 27, 2024.

Under our credit facility, we must maintain an asset coverage ratio, which is the ratio of (a) the sum of (i) the present value of our and the other loan parties' proved reserves (as set forth in the most recently delivered reserve report) that are subject to a mortgage in favor of the administrative agent under our term loan facility plus (ii) the Swap Mark-to-Market Value (as defined in the credit agreement) as of such date to (b) Consolidated Senior Secured First Lien Indebtedness (as defined in the credit agreement) as of such date of not less than 1.75 to 1.00.

Our credit facility also requires us to maintain compliance with a total net leverage ratio, which is the ratio, on a pro forma basis, of (a) Consolidated Total Indebtedness (as defined in the credit agreement) as of such date less up to $25 million of cash and certain permitted investments to (b) two times our Consolidated EBITDA (as defined in the credit agreement) for the most recently completed Test Period (as defined in the credit agreement) of not more than 4.00 to 1.00 as of the last day of any fiscal quarter.

Prior Revolving Credit Facility

Prior to entering into our credit facility, we maintained a revolving credit facility (our "prior revolving credit facility") with Wells Fargo Bank, N.A., as administrative agent, and certain lenders party thereto with commitments of $150 million (subject to a borrowing base). We paid the $70 million outstanding balance under our prior revolving credit facility with proceeds from our credit facility.

Contractual Obligations

A summary of our contractual obligations as of December 31, 2018 is provided in the following table:

	2019	2020	2021	2022	2023	2024 and Thereafter	Total
				(In thousands)			
Long-term debt obligations(1)	$2,187	$8,480	$8,064	$7,668	$7,292	$141,309	$175,000
Office lease	538	654	672	689	474	111	3,138
Total	$2,725	$9,134	$8,736	$8,357	$7,766	$141,420	$178,138

(1) As of December 31, 2018, we had $175 million outstanding under our credit facility and $25 million of additional borrowing capacity available under the delayed draw term loan and $10 million of additional borrowing capacity available under the related revolving credit facility. We intend to use a portion of the net proceeds from this offering to repay borrowings under our credit facility. Please see "Use of Proceeds."

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as described below. The primary objective of the following information is to provide quantitative and qualitative information about our potential exposure to market risks. The term "market risk" refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Our major market risk exposure is in the pricing that our operators receive for the oil, natural gas and NGLs produced from our properties. Realized prices are primarily driven by the prevailing global prices for oil and prices for natural gas and NGLs in the United States. Pricing for oil, natural gas and NGLs has been volatile and unpredictable for several years, and we expect this volatility to continue in the future. During the past five years, the posted price for WTI has ranged from a low of $26.19 per barrel in February 2016 to a high of $107.95 per barrel in June 2014, and as of December 31, 2018, the posted price for oil was $45.15 per barrel. NGL prices generally correlate to the price of oil, and accordingly prices for these products have likewise declined and are likely to continue following that market. Prices for domestic natural gas have also fluctuated significantly over the last several years. During the past five years, the Henry Hub spot market price for natural gas has ranged from a low of $1.49 per MMBtu in March 2016 to a high of $6.24 per MMBtu in January 2018, and as of December 31, 2018, the Henry Hub spot market price of natural gas was $3.25 per MMBtu. The prices our operators receive for the oil, natural gas and NGLs produced from our properties depend on numerous factors beyond their and our control, some of which are discussed in "Risk Factors—Risks Related to Our Business— Substantially all of our revenues are derived from royalty payments that are based on the price at which oil, natural gas and NGLs produced from the acreage underlying our interests is sold. Prices of oil, natural gas and NGLs are volatile due to factors beyond our control. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations."

A $1.00 per barrel change in our realized oil price would have resulted in a $0.8 million change in our oil revenues for the year ended December 31, 2018. A $0.10 per Mcf change in our realized natural gas price would have resulted in a $0.3 million change in our natural gas revenues for the year ended December 31, 2018. A $1.00 per barrel change in NGL prices would have resulted in a $0.2 million change in our NGL revenues for the year ended December 31, 2018. Royalties on oil sales contributed 70% of our total revenues for the year ended December 31, 2018. Royalties on natural gas sales contributed 11% and royalties on NGL sales contributed 8% of our total revenues for the year ended December 31, 2018.

We have in the past and may in the future enter into derivative instruments, such as collars, swaps and basis swaps, to partially mitigate the impact of commodity price volatility. These hedging instruments allow us to reduce, but not eliminate, the potential effects of the variability in cash flow from operations due to fluctuations in oil, natural gas and NGL prices and provide increased certainty of cash flows for our debt service requirements. However, these instruments provide only partial price protection against declines in oil, natural gas and NGL prices and may partially limit our potential gains from future increases in prices. Our credit facility allows us to hedge up to 85% of our reasonably anticipated projected production from our proved reserves for up to 66 months in the future. As of December 31, 2018, we had in place crude oil swaps through December 2019 covering 1% of our projected crude oil production from proved reserves, and as of December 31, 2017, we had in place crude oil swaps through September 2018 covering 1% of our projected crude oil production from proved reserves. We had no natural gas derivative contracts in place as of December 31, 2018 and 2017.

Our open positions as of December 31, 2018 are as follows:

Description & Production Period	Volume	Weighted Average Swap Price
	(Bbl)	($/Bbl)
Crude Oil Swaps:		
January 2019 — March 2019(1)	20,000	$64.60
April 2019 — June 2019	15,000	$63.61
July 2019 — September 2019	15,000	$63.61
October 2019 — December 2019	15,000	$63.61
Total	65,000	$63.91

(1) Includes swaps for 5,000 Bbl valued as an asset of $0.1 million that matured on December 31, 2018 and will be settled in January 2019.

Counterparty and Customer Credit Risk

Our derivative contracts expose us to credit risk in the event of nonperformance by counterparties. While we do not require counterparties to our derivative contracts to post collateral, we do evaluate the credit standing of such counterparties as we deem appropriate. The counterparties to our derivative contracts currently in place have investment grade ratings.

Our principal exposures to credit risk are through receivables generated by the production activities of our operators. The inability or failure of our significant operators to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. However, we believe the credit risk associated with our operators and customers is acceptable.

Interest Rate Risk

As of December 31, 2018, we had $175.0 million of debt outstanding under our credit facility, with an assumed weighted average interest rate of 7.71%. Interest is calculated under the terms of the credit agreement governing our credit facility at a rate per annum equal to, at our option, (a) the base rate plus 4.50%, or (b) the adjusted LIBOR rate for such interest period (subject to a 1.00% floor) plus 5.50%. Assuming no change in the amount outstanding, the impact on interest expense of a 1% increase or decrease in the assumed weighted average interest rate would be approximately $1.8 million per year, with a corresponding decrease in our results of operations. We may use certain derivative instruments to hedge our exposure to variable interest rates in the future, but we do not currently have any interest rate hedges in place.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our predecessor's consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our predecessor's financial statements requires it to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

A complete list of our predecessor's significant accounting policies are described in the notes to our predecessor's audited financial statements for the year ended December 31, 2018 included elsewhere in this prospectus.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although management believes these estimates are reasonable, actual results could differ from these estimates. Changes in estimates are recorded prospectively.

Our predecessor's consolidated financial statements are based on a number of significant estimates including quantities of oil, natural gas and NGL reserves that are the basis for the calculations of DD&A and impairment of oil and natural gas properties. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas and there are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, reserve estimates may differ from the quantities of oil and natural gas that are ultimately recovered. Our reserve estimates are determined by CG&A, an independent petroleum engineering firm. Other items subject to significant estimates and assumptions include the carrying amount of oil and natural gas properties, valuation of derivative instruments and revenue accruals.

acres. In addition, we closed our largest single acquisition to date for an aggregate purchase price of approximately $41 million, subject to customary post-closing adjustments, consisting of mineral and royalty interests in the Delaware Basin in Loving County, Texas and Lea County, New Mexico, under highly active, premier operators. As a public entity, we will continue to source transactions in the most attractive areas based on our analysis, with the objective of becoming a premier consolidator of mineral and royalty interests in the United States.

- *Maintain financial flexibility via conservative capital structure.* We are committed to maintaining a conservative capital structure that will provide us with the financial flexibility to execute our acquisition strategy. Upon completion of this offering, we will have limited indebtedness and believe the proceeds from this offering, cash from operations, any remaining available borrowings under our credit facility or any other credit facility and future potential access to the public capital markets will provide us with sufficient liquidity and financial flexibility to execute accretive acquisitions to further grow our production and free cash flow.

Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and to achieve our primary business objectives:

- *Experienced, technically focused team with significant mineral and royalty interest acquisition history and value-creation track record.* Our management team has a proven track record of driving total return for shareholders, including sourcing opportunities, executing accretive acquisitions, maximizing asset development and monetizing assets. We have assembled a team of over 30 dedicated professionals, including a technical staff comprised of nine full-time, highly experienced geologists and reservoir engineers who apply a methodical evaluation approach focused on the same criteria as would an operator, while maintaining long-term disciplined underwriting criteria to target transactions in the core areas of liquids-rich resource basins. Our portfolio has been assembled over the past six years through the completion of over 1,292 transactions. Through December 31, 2018, our team has assembled approximately 68,800 net royalty acres in the core areas of premier, liquids-rich resource plays, and we intend to continue being an active acquirer of mineral and royalty interests in the future. We believe our team's track record of success is exemplified by the historical value that has been created for public and private shareholders of both Brigham Exploration and Brigham Operating through the early-stage identification, acquisition and monetization of positions in liquids-rich resource plays in the Williston Basin and Southern Delaware in the Permian Basin, ultimately resulting in the sale of Brigham Exploration's and Brigham Operating's assets for an aggregate of $7.0 billion. Furthermore, during its time as a public company, Brigham Exploration's enterprise value grew from $117.5 million at the time of its initial public offering to its eventual sale to Statoil for $4.4 billion.

- *Minerals and royalties are a perpetual asset class unburdened by both development capital expenditures and lease operating expenses, thereby driving significant free cash flow.* Our mineral interests are a perpetual right to a fixed percentage of royalty revenues from the oil, natural gas and NGLs extracted from our interests. As a mineral and royalty owner, we do not incur any of the capital commitments related to drilling the undeveloped horizontal inventory on our interests, the ongoing lease operating expenses as minerals on our acreage are produced or the potential environmental or operational liabilities related to maintaining oil, natural gas and NGL production, including workovers and other well remediation and abandonment costs. As a result, we benefit from organic free cash flow growth associated with our mineral and royalty interests and believe that we realize higher margins over time with less exposure to risks than an exploration and production company. Finally, due to the perpetual nature of our mineral interests and the lack of future development costs, we benefit from: (i) the development of additional producing formations underlying our interests as operators delineate different horizons, (ii) the drilling of additional wells per producing formation as operators determine optimal well spacing, (iii) improved EURs as operators continuously improve drilling and completion techniques, and

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of our corporate reorganization and this offering, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding shares of Class A common stock;

- each of our directors;

- our Named Executive Officers; and

- all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors or Named Executive Officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Brigham Minerals, Inc., 5914 W. Courtyard Dr., Suite 100, Austin, Texas 78730.

| | Shares Beneficially Owned After this Offering (Assuming No Exercise of the Underwriters' Option to Purchase Additional Shares)(2) | | | | | |
| | Class A Common Stock | | Class B Common Stock | | Combined Voting Power(3) | |
Name of Beneficial Owner(1)	Number	%	Number	%	Number	%
5% Shareholders:						
Warburg Pincus & Company US, LLC(4)	5,048,038	27.2%	7,906,628	27.2%	12,954,666	27.2%
Yorktown Funds(5)	—	—%	8,096,695	27.9%	8,096,695	17.0%
PBRA, LLC(6)	—	—%	8,096,695	27.9%	8,096,695	17.0%
Directors and Named Executive Officers:						
Ben "Bud" M. Brigham	—	—%	1,058,985	3.6%	1,058,985	2.2%
Robert M. Roosa	—	—%	274,047	0.9%	274,047	0.6%
Blake C. Williams	—	—%	94,048	0.3%	94,048	0.2%
Harold D. Carter	—	—%	66,634	0.2%	66,634	0.1%
John A. Holland(7)	—	—%	—	—%	—	—%
W. Howard Keenan, Jr.(8)	—	—%	—	—%	—	—%
James R. Levy(7)	—	—%	—	—%	—	—%
Richard Stoneburner(9)	—	—%	—	—%	—	—%
John R. Sult	—	—%	—	—%	—	—%
Directors and Executive Officers as a Group (9 Persons)(10)	—	—%	1,493,714	5.0%	1,493,714	3.1%

(1) The amounts and percentages of Class A common stock and Class B common stock beneficially owned are reported on the bases of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of Class A common stock and Class B common stock, except to the extent this power may be shared with a spouse.

(2) Subject to the terms of the Brigham LLC Agreement, the Existing Owners, subject to certain limitations, will have the right to require Brigham LLC to redeem all or a portion of their Brigham LLC Units for shares of

Class A common stock at a redemption ratio of one share of Class A common stock for each Brigham LLC Unit redeemed. See "Certain Relationships and Related Person Transactions—Brigham LLC Agreement." Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon exercise by an Existing Owner of the Redemption Right. As a result, beneficial ownership of Class B common stock and Brigham LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be redeemed. The number of shares of Class A common stock, Class B common stock and Brigham LLC Units to be issued to the Existing Owners is based on the implied equity value of Brigham LLC immediately prior to this offering, based on an initial public offering price of $16.50 per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus. Any increase or decrease of the assumed initial public offering price will result in an increase or decrease in the number of shares of Class A common stock received by the holders of Incentive Units in Brigham LLC, but will not affect the aggregate numbers of shares of Class A common stock held by the Existing Owners. At an assumed public offering price of $16.50 (the midpoint of the range set forth on the cover of this prospectus), Incentive Unit holders will receive 3.3 million shares of Class A common stock or Class B common stock. A $1.00 increase in the assumed public offering price would increase the aggregate number of shares to be received by the Incentive Unit holders by 0.3 million shares. A $1.00 decrease in the assumed public offering price would decrease the aggregate number of shares to be received by the Incentive Unit holders by 0.3 million shares. See "Corporate Reorganization," "Description of Capital Stock—Class A Common Stock" and "Description of Capital Stock—Class B Common Stock."

(3) Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The Existing Owners will hold one share of Class B common stock for each Brigham LLC Unit that they own. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each Brigham LLC Unit held by such holder. Accordingly, the Existing Owners collectively have a number of votes in Brigham Minerals equal to the number of Brigham LLC Units that they hold.

(4) Includes shares that will be collectively owned by certain affiliates of Warburg Pincus & Company US, LLC ("Warburg Pincus US"), including: (1) Warburg Pincus Private Equity (E&P) XI-A (Brigham), LLC, a Delaware limited liability company ("WPPE E&P XI-A Brigham"), (2) Warburg Pincus XI (E&P) Partners-A (Brigham), LLC, a Delaware limited liability company ("WP XI E&P Partners-A Brigham"), (3) Warburg Pincus Private Equity (E&P) XI (Brigham), LLC, a Delaware limited liability company ("WPPE E&P XI Brigham"), (4) Warburg Pincus XI (E&P) Partners-B (Brigham), LLC, a Delaware limited liability company ("WP XI E&P Partners-B Brigham"), (5) WP Brigham Holdings, L.P., a Delaware limited partnership ("WP Brigham Holdings"), (6) Warburg Pincus Energy (E&P)-A (Brigham), LLC, a Delaware limited liability company ("WPE E&P-A Brigham"), (7) Warburg Pincus Energy (E&P) Partners-A (Brigham), LLC, a Delaware limited liability company ("WPE E&P Partners-A Brigham"), (8) Warburg Pincus Energy (E&P) (Brigham), LLC, a Delaware limited liability company ("WPE E&P Brigham"), (9) Warburg Pincus Energy (E&P) Partners-B (Brigham), LLC, a Delaware limited liability company ("WPE E&P Partners-B Brigham"), (10) WP Energy Partners (E&P) (Brigham), LLC, a Delaware limited liability company ("WPE Partners E&P Brigham"), (11) WP Energy Brigham Holdings, L.P., a Delaware limited partnership ("WPE Brigham Holdings"), and (12) WP Energy Partners Brigham Holdings, L.P., a Delaware limited partnership ("WPE Partners Brigham Holdings," and together with the entities in (1) through (11), the "WP Group").

Warburg Pincus Private Equity (E&P) XI-A, L.P., a Delaware limited partnership ("WPPE E&P XI-A"), is the sole member of WPPE E&P XI-A Brigham. Warburg Pincus XI (E&P) Partners – A, L.P., a Delaware limited partnership ("WP XI E&P Partners-A"), is the sole member of WP XI E&P Partners-A Brigham. Warburg Pincus Energy (E&P)-A, L.P., a Delaware limited partnership ("WPE E&P-A"), is the sole and managing member of WPE E&P-A Brigham. Warburg Pincus Energy (E&P) Partners-A, L.P., a Delaware limited partnership ("WPE E&P Partners-A"), is the sole and managing member of WPE E&P Partners-A ownership of the common stock held by YT Brigham. None of YT Brigham Company LP, YT Brigham Associates LLC or YT Brigham beneficially owns any of the common stock held by any other Yorktown Fund.

(6) Consists of shares of common stock held indirectly by Pine Brook Capital Partners II, L.P. ("Pine Brook Fund II"). Pine Brook Road Associates II, L.P. is the general partner of Pine Brook Fund II. Pine Brook Road Advisors, L.P., acting through an affiliate, serves as investment manager to Pine Brook Fund II. PBRA, LLC controls both Pine Brook Road Associates II, L.P. and Pine Brook Road Advisors, L.P. Howard Newman is the sole member of PBRA, LLC and has investment and voting control over the shares held or controlled by Pine Brook Fund II. The address of each of the entities identified in this note is c/o Pine Brook Road Partners, LLC, 60 East 42nd Street, 50th Floor, New York, NY 10165. Howard Newman, PBRA, LLC, Pine Brook Road Associates II, L.P. and Pine Brook Road Advisors, L.P. each disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest therein, if any.

(7) All shares of common stock indicated as indirectly owned by the Reporting Person are included because of his affiliation with Warburg Pincus, due to which the Reporting Person may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares of common stock owned by Warburg Pincus and its affiliated entities. The Reporting Person disclaims beneficial ownership of all shares of common stock attributable to Warburg Pincus and its affiliated entities except to the extent of his direct pecuniary interest therein. See "Management—Directors and Executive Officers" for a description of the Reporting Person's affiliation with Warburg Pincus.

(8) All shares of common stock indicated as indirectly owned by the Reporting Person are included because of his affiliation with Yorktown, due to which the Reporting Person may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares of common stock owned by Yorktown and its affiliated entities. The Reporting Person disclaims beneficial ownership of all shares of common stock attributable to Yorktown and its affiliated entities except to the extent of his direct pecuniary interest therein. See "Management—Directors and Executive Officers" for a description of the Reporting Person's affiliation with Yorktown.

(9) All shares of common stock indicated as indirectly owned by the Reporting Person are included because of his affiliation with Pine Brook, due to which the Reporting Person may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares of common stock owned by Pine Brook and its affiliated entities. The Reporting Person disclaims beneficial ownership of all shares of common stock attributable to Pine Brook and its affiliated entities except to the extent of his direct pecuniary interest therein. See "Management—Directors and Executive Officers" for a description of the Reporting Person's affiliation with Pine Brook.

(10) Does not include certain equity-based awards under the 2019 Plan that we intend to make to certain of our directors and officers. Please see "Executive Compensation—Compensation Following This Offering" for information on the grants we intend to make to Messrs. Brigham, Roosa and Williams.

CORPORATE REORGANIZATION

Corporate Restructuring

Brigham Minerals was incorporated as a Delaware corporation in June 2018 by an affiliate of Warburg Pincus. Brigham Minerals and certain entities affiliated with Warburg Pincus, Yorktown and Pine Brook, our management and our other Existing Owners currently, directly or indirectly through Brigham Minerals, own all of the membership interests in Brigham Equity Holdings, which in turn indirectly owns all of the outstanding membership interests in the Minerals Subsidiaries.

Brigham Minerals acquired an indirect interest in Brigham Resources on July 16, 2018, in a series of restructuring transactions that are collectively referred to in this prospectus as the July 2018 restructuring. In the July 2018 restructuring, certain entities affiliated with Warburg Pincus contributed all of their respective interests in certain wholly owned "blocker" entities through which they held interests in Brigham Resources to Brigham Minerals in exchange for all of the outstanding shares of common stock of Brigham Minerals. The contribution agreement effecting the July 2018 restructuring is filed as an exhibit to the registration statement of which this prospectus forms a part. As a result of the July 2018 restructuring, Brigham Minerals became wholly owned by an entity affiliated with Warburg Pincus, and Brigham Minerals indirectly owned a membership interest in Brigham Resources. The other Existing Owners held all of the remaining outstanding membership interests of Brigham Resources.

On November 20, 2018, Brigham Resources underwent a second series of restructuring transactions that are collectively referred to in this prospectus as the November 2018 restructuring. In the November 2018 restructuring, Brigham Resources became a wholly owned subsidiary of Brigham LLC, which is a wholly owned subsidiary of Brigham Equity Holdings, and Brigham Equity Holdings became wholly owned by the Existing Owners, directly or indirectly through Brigham Minerals. As a result of the foregoing transactions, there was no change in the control or economic interests of the Existing Owners in Brigham Resources, although their ownership became indirect through Brigham Equity Holdings and its wholly owned subsidiary, Brigham LLC.

Following this offering and the reorganization transactions described below, Brigham Minerals will be a holding company whose sole material asset will consist of direct and indirect membership interests of Brigham LLC, which will wholly own Brigham Resources. Brigham Resources will continue to wholly own the Minerals Subsidiaries, which own all of our operating assets. After the consummation of the transactions contemplated by this prospectus, Brigham Minerals will be the sole managing member of Brigham LLC and will be responsible for all operational, management and administrative decisions relating to Brigham LLC's business.

Prior to our corporate reorganization, all of the interests in Brigham Operating will be distributed, directly or indirectly, to the Existing Owners. As a result, neither Brigham Minerals nor Brigham LLC will own any direct or indirect interest in Brigham Operating at the time of the offering.

In connection with this offering,

- Brigham Equity Holdings will distribute all of its equity interests in Brigham LLC, other than its interests in Brigham LLC attributable to certain unvested incentive units in Brigham Equity Holdings, to the Existing Owners and Brigham Minerals (which will result in the ownership in Brigham LLC of our Existing Owners with respect to unvested incentive units remaining consolidated in Brigham Equity Holdings);

- all of the outstanding membership interests in Brigham LLC held by the Existing Owners will be converted into a single class of common units in Brigham LLC, which we refer to in this prospectus as Brigham LLC Units;

- Brigham Minerals will issue 13,500,000 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

- Following the restructuring, each Brigham Unit Holder, other than Brigham Minerals and its subsidiaries, will receive a number of shares of Class B common stock equal to the number of Brigham LLC Units held by such Brigham Unit Holder following this offering; and

- Brigham Minerals will contribute the net proceeds of this offering to Brigham LLC in exchange for an additional number of Brigham LLC Units such that Brigham Minerals holds a total number of Brigham LLC Units equal to the number of shares of Class A common stock outstanding following this offering.

After giving effect to these transactions and this offering and assuming the underwriters' option to purchase additional shares is not exercised:

- the Existing Owners will own all of our Class B common stock, representing 61.0% of our capital stock;

- the Existing Owners will own 5,048,038 shares, or 27.2%, of our Class A common stock, representing 10.6% of our capital stock;

- investors in this offering will own 13,500,000 shares, or 72.8%, of our Class A common stock, representing 28.4% of our capital stock;

- Brigham Minerals will own an approximate 39.0% interest in Brigham LLC; and

- the Existing Owners will own an approximate 61.0% interest in Brigham LLC (in addition to the 10.6% interest in Brigham LLC our Existing Owners own indirectly through their ownership of shares of our Class A common stock).

If the underwriters' option to purchase additional shares is exercised in full:

- the Existing Owners will own all of our Class B common stock, representing 58.5% of our capital stock;

- the Existing Owners will own 5,048,038 shares, or 24.5%, of our Class A common stock, representing 10.1% of our capital stock;

- investors in this offering will own 15,525,000 shares, or 75.5%, of our Class A common stock, representing 31.3% of our capital stock;

- Brigham Minerals will own an approximate 41.5% interest in Brigham LLC; and

- the Existing Owners will own an approximate 58.5% interest in Brigham LLC (in addition to the 10.1% interest in Brigham LLC our Existing Owners own indirectly through their ownership of shares of our Class A common stock).

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by our stockholders, generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list Class B common stock on any stock exchange.

Following this offering, under the Brigham LLC Agreement, each Brigham Unit Holder will, subject to certain limitations, have a Redemption Right to cause Brigham LLC to acquire all or a portion of its Brigham LLC Units for, at Brigham LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Brigham LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. We will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Brigham LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, Brigham Minerals

(instead of Brigham LLC) will have a Call Right to, for administrative convenience, acquire each tendered Brigham LLC Unit directly from the redeeming Brigham Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any redemption of Brigham LLC Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Brigham LLC Agreement." The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):



Investors in this offering
Existing Owners(1)
27.2% Class A Common Stock
100% Class B Common Stock
71.6% Total Voting Power
72.8% Class A Common Stock
28.4% Total Voting Power
Brigham Minerals, Inc. (NYSE: MNRL)
29,051,962 Brigham LLC Units
61.0% of Brigham LLC Units
Sole Managing Member
18,548,038 Brigham LLC Units
39.0% of Brigham LLC Units
Brigham Minerals Holdings, LLC ("Brigham LLC")
100%
Brigham Resources, LLC ("Brigham Resources")
100%
100%
100%
Brigham Management, LLC
Brigham Minerals, LLC
Rearden Minerals, LLC

(1) Certain of the interests of our management in Brigham LLC will be held indirectly through Brigham Equity Holdings. Brigham Equity Holdings will directly own 723,172 Brigham LLC Units, representing an approximate 1.5% interest in Brigham LLC. See "—Existing Owners' Ownership" for a discussion of the interests held by the Existing Owners.

Existing Owners' Ownership

The table below sets forth the ownership of the Existing Owners after our corporate reorganization.

Existing Owners(1)	Brigham LLC Units (2)	Class A Common Stock	Class B Common Stock	Combined Voting Power Before Offering (%)	Combined Voting Power After Offering (%)
Warburg Pincus	7,906,628	5,048,038	7,906,628	42.1%	27.2%
Yorktown Funds	8,096,695	—	8,096,695	26.3%	17.0%
Pine Brook	8,096,695	—	8,096,695	26.3%	17.0%
Other executive officers	1,427,080	—	1,427,080	2.1%	3.0%
Other employees	794,582	—	794,582	— %	1.6%
Other investors	2,730,282	—	2,730,282	3.2%	5.5%
	29,051,962	5,048,038	29,051,962	100%	71.3%

(1) The number of shares of Class A common stock, Class B common stock and Brigham LLC Units to be issued to the Existing Owners is based on the implied equity value of Brigham LLC immediately prior to this offering, based on an initial public offering price of $16.50 per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus. Any increase or decrease of the assumed initial public offering price will result in an increase or decrease in the number of shares of Class A common stock received by the holders of Incentive Units in Brigham LLC, but will not affect the aggregate numbers of shares of Class A common stock held by the Existing Owners. At an assumed public offering price of $16.50 (the midpoint of the range set forth on the cover of this prospectus), Incentive Unit holders will receive 3.3 million shares of Class A common stock or Class B common stock. A $1.00 increase in the assumed public offering price would increase the aggregate number of shares to be received by the Incentive Unit holders by 0.3 million shares. A $1.00 decrease in the assumed public offering price would decrease the aggregate number of shares to be received by the Incentive Unit holders by 0.3 million shares. See "Corporate Reorganization," "Description of Capital Stock—Class A Common Stock" and "Description of Capital Stock—Class B Common Stock."

(2) Includes Brigham LLC Units received with respect to the conversion of vested Incentive Units and each person's indirect interest in Brigham LLC Units held by Brigham Equity Holdings in respect of unvested incentive units.

Offering

Only Class A common stock will be sold to investors in this offering. Immediately following this offering, there will be 18,548,038 shares of Class A common stock issued and outstanding and 29,051,962 shares of Class A common stock reserved for redemptions of Brigham LLC Units and shares of Class B common stock pursuant to the Brigham LLC Agreement. We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and other offering related expenses, will be approximately $209.6 million. We intend to contribute all of the net proceeds from this offering to Brigham LLC in exchange for Brigham LLC Units. Brigham LLC will use the net proceeds to repay the outstanding indebtedness under our credit facility and the remaining net proceeds to fund our future mineral and royalty acquisitions.

As a result of our corporate reorganization and the offering described above (and prior to any redemptions of Brigham LLC Units):

- the investors in this offering will collectively own 13,500,000 shares of Class A common stock (or 15,525,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares);

- the Existing Owners will hold 5,048,038 shares of Class A common stock;

- Brigham Minerals will hold 18,548,038 Brigham LLC Units;

- the Existing Owners will hold 29,051,962 shares of Class B common stock and a corresponding number of Brigham LLC Units;

- assuming no exercise of the underwriters' option to purchase additional shares, the investors in this offering will collectively hold 28.4% of the voting power in us (or 31.3% if the underwriters exercise in full their option to purchase additional shares); and

- assuming no exercise of the underwriters' option to purchase additional shares, the Existing Owners will hold 71.6% of the voting power in us (or 68.7% if the underwriters exercise in full their option to purchase additional shares).

Holding Company Structure

Our post-offering organizational structure will allow certain Existing Owners to retain their equity ownership in Brigham LLC, a partnership for U.S. federal income tax purposes. Investors in this offering and other Existing Owners will, by contrast, hold their equity ownership in the form of shares of Class A common stock in Brigham Minerals, and Brigham Minerals is classified as a domestic corporation for U.S. federal income tax purposes. The Existing Owners and Brigham Minerals will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Brigham LLC.

In addition, pursuant to Brigham Minerals' certificate of incorporation and the Brigham LLC Agreement, Brigham Minerals' capital structure and the capital structure of Brigham LLC will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one redemption ratio between the Brigham LLC Units and Brigham Minerals' Class A common stock, among other things.

The holders of Brigham LLC Units, including Brigham Minerals, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Brigham LLC and will be allocated their proportionate share of any taxable loss of Brigham LLC. The Brigham LLC Agreement will provide, to the extent cash is available, for distributions pro rata to the holders of Brigham LLC Units in an amount generally intended to allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Brigham LLC, based on certain assumptions and conventions, provided that the distribution will be sufficient to allow Brigham Minerals to satisfy its actual tax liabilities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Transactions with Affiliates

Sponsor Contributions

For the three years ended December 31, 2018, we drew a total of approximately $163.0 million in capital contributions from our Sponsors to fund our operations. After our corporate reorganization, our Sponsors will have no further capital commitments.

Other Transactions with Affiliates

Brigham Land Management ("BLM") provides the Company with land brokerage services. The services are provided at market prices and are periodically verified by third party quotes. BLM is owned by Vince Brigham, an advisor to the Company and brother of Ben M. Brigham, founder of the Company and Executive Chairman of the Board. For the years ended December 31, 2018 and 2017, the Company paid BLM $0.1 million and $0.6 million, respectively, for land brokerage services. At December 31, 2018 and 2017, the liabilities recorded for services performed by BLM during the respective periods were immaterial.

Brigham Exploration Company ("BEXP"), owned by Ben M. Brigham, leases some of the Company's acreage at market rates. For the year ended December 31, 2017, BEXP paid the Company $0.6 million. There were no payments for the year ended December 31, 2018.

During the quarter ended September 30, 2018, the Company borrowed $7.0 million from Brigham Operating at an interest rate of 7.0% which loan was repaid prior to September 30, 2018.

Brigham LLC Agreement

The Brigham LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Brigham LLC Agreement is qualified in its entirety by reference thereto.

In accordance with the terms of the Brigham LLC Agreement, pursuant to the Redemption Right, the Brigham Unit Holders will generally have the right to require Brigham LLC to redeem their Brigham LLC Units for, at Brigham LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Brigham LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Brigham Minerals (instead of Brigham LLC) will have the right under its Call Right to, for administrative convenience, acquire the tendered Brigham LLC Units directly from the tending Brigham Unit Holder by paying, at its option, either (i) the number of shares of Class A common stock such Existing Owner would have received in the proposed redemption or (ii) an equivalent amount of cash. The Brigham Unit Holders will be permitted to redeem their Brigham LLC Units for shares of our Class A common stock on a quarterly basis, subject to certain de minimis allowances. In addition, any redemptions involving 952,000 or more Brigham LLC Units (subject to the discretion of Brigham Minerals to permit redemptions of a lower number of units) may occur at any time. As the Brigham Unit Holders redeem their Brigham LLC Units, our membership interest in Brigham LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.

Under the Brigham LLC Agreement, subject to the obligation of Brigham LLC to make tax distributions and to reimburse Brigham Minerals for its corporate and other overhead expenses, Brigham Minerals will have the right to determine when distributions will be made to the holders of Brigham LLC Units and the amount of any

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Brigham Minerals will consist of 400,000,000 shares of Class A common stock, $0.01 par value per share, of which 18,548,038 shares will be issued and outstanding, of 150,000,000 shares of Class B common stock, $0.01 par value per share, of which 29,051,962 shares will be issued and outstanding, and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Brigham Minerals does not purport to be complete and is qualified in its entirety by reference to the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Except as provided by law or in a preferred stock designation, holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Except as otherwise required by law, holders of Class A common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL.

Dividend Rights. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of Class A common stock are entitled to receive ratably in proportion to the shares of Class A common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our Class A common stock. In connection with this offering, our legal counsel will opine that, subject to the qualifications and limitations stated in such opinion, the shares of our Class A common stock to be issued pursuant to this offering will be fully paid and non-assessable. A copy of such opinion of our legal counsel, including a discussion of the qualifications and limitations thereto, is included as Exhibit 5.1 to the registration statement of which this prospectus forms a part.

Class B Common Stock

Generally. In connection with the reorganization and this offering, each Existing Owner will receive one share of Class B common stock for each Brigham LLC Unit that it holds. Shares of Class B common stock will not be transferrable except in connection with a permitted transfer of a corresponding number of Brigham LLC Units. Accordingly, each Existing Owner will have a number of votes in Brigham Minerals equal to the aggregate number of Brigham LLC Units that it holds.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and

Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock.

Liquidation Rights. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Brigham Minerals.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will elect not to be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

- the transaction is approved by the board of directors before the date the interested stockholder attained that status;

- upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

- on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Some of these provisions will not apply until our Sponsors and their respective affiliates no longer collectively beneficially own (or otherwise have the right to vote or direct the vote of) more than 50% of our outstanding shares of common stock (the Trigger Event), as described below. Therefore, these provisions could adversely affect the price of our Class A common stock.

Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

- establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders' notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

- provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

- provide that the authorized number of directors constituting our board of directors may be changed only by resolution of the board of directors;

- provide that all vacancies, including newly created directorships, may, except as otherwise required by law, the terms of the stockholders' agreement entered into in connection with this offering or, if applicable, the rights of holders of a series of our preferred stock, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum;

- provide that our bylaws can be amended by the board of directors;

- provide that, after the Trigger Event, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company.

Listing

We have been approved to list our Class A common stock on the NYSE under the symbol "MNRL."

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock. Future sales of shares of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 18,548,038 shares of Class A common stock. Of these shares, all of the 13,500,000 shares of Class A common stock (or 15,525,000 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by existing stockholders will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the Brigham LLC Agreement, the Existing Owners will each have the right to redeem all or a portion of their Brigham LLC Units for Class A common stock at a redemption ratio of one share of Class A common stock for each Brigham LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications, or, at our election, an equivalent amount of cash. Upon consummation of this offering, the Existing Owners will hold Brigham LLC Units, all of which will be redeemable for shares of our Class A common stock. See "Certain Relationships and Related Party Transactions—Brigham LLC Agreement." The shares of Class A common stock we issue upon such redemptions would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the Existing Owners that will require us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701; and

- shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus.

Lock-up Agreements

We, all of our directors and executive officers and certain of our stockholders and employees have agreed or will agree that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated   , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC are acting as representatives the following respective numbers of shares of Class A common stock:

Underwriter	Number of Firm Securities to be Purchased
Credit Suisse Securities (USA) LLC	
Goldman Sachs & Co. LLC..	
Barclays Capital Inc...	
RBC Capital Markets, LLC	
UBS Securities LLC	
Wells Fargo Securities, LLC	
Raymond James & Associates, Inc...	
Piper Jaffray & Co.	
Seaport Global Securities LLC	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Total	13,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the underwriters' option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance, and subject to the underwriters' right to reject, any order in whole or in part.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,025,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised to the extent the underwriters sell more than 13,500,000 shares of Class A common stock in connection with this offering.

The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total	
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Underwriting Discounts and Commissions paid by us	$	$	$	$

The expenses of this offering that have been paid or are payable by us are estimated to be approximately $ million (excluding underwriting discounts and commissions). We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with this offering in an amount up to $.

We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC for a period of 180 days after the date of this prospectus.

Our officers and directors and certain of our stockholders and employees have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC for a period of 180 days after the date of this prospectus.

Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC, in their discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the Class A common stock and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC may consider, among other factors, the holder's reasons for requesting the release and the number of shares of Class A common stock or other securities for which the release is being requested.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have been approved to list the shares of Class A common stock on the NYSE under the symbol "MNRL."

In connection with the listing of the Class A common stock on the NYSE, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 400 beneficial owners.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations among us and the underwriters and will not necessarily reflect the market price of the Class A common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

- the information presented in this prospectus and otherwise available to the underwriters;

- the history of, and prospects for, the industry in which we will compete;

- the ability of our management;

- the prospects for our future earnings;

- the present state of our development, results of operations and our current financial condition;

- the general condition of the securities markets at the time of this offering; and

- the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the Class A common stock will trade in the public market subsequent to this offering or that an active trading market for the Class A common stock will develop and continue after this offering.

offering contemplated by this prospectus (the "Shares") may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are qualified investors as defined under the Prospectus Directive;

(b) by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to United Kingdom Investors

This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571,

BRIGHAM MINERALS, INC.

PRO FORMA FINANCIAL STATEMENTS
(Unaudited)

Introduction

Brigham Minerals, Inc., the issuer in this offering (together with its wholly owned subsidiaries, "Brigham Minerals" or the "Company"), is a holding company formed to own an interest in, and act as the sole managing member of, Brigham Minerals Holdings, LLC ("Brigham LLC"). Brigham LLC will wholly own Brigham Resources, LLC ("Brigham Resources"), which wholly owns Brigham Minerals, LLC and Rearden Minerals, LLC (collectively, the "Minerals Subsidiaries"), which are Brigham Resources' sole material assets, and also owns Brigham Resources Operating, LLC ("Brigham Operating"), which will be distributed to our Existing Owners (as defined below) prior to the completion of this offering. Accordingly, our historical financial statements are those of Brigham Resources, excluding the historical results and operations of Brigham Operating.

The unaudited pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X, using assumptions set forth in the notes to the unaudited pro forma financial statements. The following unaudited pro forma financial statements of the Company reflect the historical results of the Company and Brigham Resources, on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on December 31, 2018, for pro forma balance sheet purposes, and on January 1, 2018, for pro forma income statement purposes:

- the corporate reorganization described under "Corporate Reorganization" as described elsewhere in this prospectus;

- the initial public offering of shares of Class A common stock and the use of the net proceeds therefrom as described in "Use of Proceeds" (the "Offering"). For purposes of the unaudited pro forma financial statements, the Offering is defined as the planned issuance and sale to the public of 13,500,000 shares of Class A common stock of the Company as contemplated by this prospectus and the application by the Company of the net proceeds from such issuance as described in "Use of Proceeds." The net proceeds from the sale of the Class A Common Stock (based on an assumed initial public offering price of $16.50 per share) are expected to be $209,553,250, net of underwriting discounts of $12,696,750 and other offering costs of $500,000; and

- in the case of the unaudited pro forma statement of operations, a provision for corporate income taxes at an effective rate of 9.0%, inclusive of federal, state and local income taxes.

The unaudited pro forma balance sheet of the Company is based on the historical balance sheets of the Company and Brigham Resources as of December 31, 2018 and includes pro forma adjustments to give effect to the described transactions as if they had occurred on December 31, 2018. The unaudited pro forma statement of operations of the Company are based on the audited historical statement of operations of the Company and Brigham Resources for the year ended December 31, 2018, as adjusted to give effect to the described transactions as if they occurred on January 1, 2018.

The unaudited pro forma financial statements have been prepared on the basis that the Company will be taxed as a corporation under the Internal Revenue Code of 1986 and, as a result, will be a tax-paying entity subject to U.S. federal and state taxes, and should be read in conjunction with "Corporate Reorganization" and with the audited historical financial statements and related notes of Brigham Resources and the Company, included elsewhere in this prospectus.

The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the date indicated or which

BRIGHAM MINERALS, INC.

PRO FORMA BALANCE SHEET
December 31, 2018
(Unaudited)

	Brigham Minerals, Inc. Historical	Brigham Resources, LLC Historical	Offering and Corporate Reorganization		Pro Forma
			(In thousands)		
Assets					
Current assets:					
Cash and cash equivalents	$ —	$ 31,985	$ 38,848	(a)	$ 78,279
			7,446	(h)	
Restricted cash	—	474			474
Accounts receivable	—	20,695			20,695
Prepaid expenses and other	—	7,103	(3,628)	(a)	3,475
Short-term derivative assets	—	1,057			1,057
Total current assets	—	61,314	42,666		103,980
Non-current assets:					
Investment in unconsolidated affiliates	62,388		(62,388)	(f)	—
Oil and gas properties, at cost, using the full cost method of accounting:					
Unevaluated property	—	228,151			228,151
Evaluated property	—	289,851			289,851
Less accumulated depreciation, depletion and amortization	—	(27,628)			(27,628)
Oil and gas properties-net	—	490,374			490,374
Other property and equipment	—	5,408			5,408
Less accumulated depreciation	—	(3,115)			(3,115)
Other property and equipment-net	—	2,293	—		2,293
Long-term derivative assets	—	—			—
Other assets, net	—	45			45
Total assets	$62,388	$554,026	(19,722)		$596,692
Liabilities and Shareholders'/Members' Equity					
Current liabilities:					
Accounts payable and accrued liabilities	$ —	$ 5,534			5,534
Current portion of debt	—	2,188	(2,188)	(a)	—
Current income tax payable	128	—	(128)	(f)	1,404
			1,404	(e)	
Total current liabilities	128	7,722	(912)		6,938
Non-current income tax payable	3,476	—	2,248	(e)	4,695
			(3,476)	(f)	
			2,447	(b)	
Long-term debt	—	168,517	(168,517)	(a)	—
Other non-current liabilities	—	235			235
Shareholders'/Members' equity:					
Shareholders'/Members' contributed capital	34,491	208,728	(291)	(c)	—
			(34,491)	(f)	
			(208,437)	(d)	
Class A Common Stock	—		185	(a)	185
Class B Common Stock	—		291	(c)	291
Additional paid-in-capital	(3,057)		205,740	(a)	188,356
			(14,937)	(d)	
			3,057	(f)	
			(2,447)	(b)	
Accumulated earnings	27,350	168,824	(27,350)	(f)	37,156
			7,446	(h)	
			(135,462)	(d)	
			(3,652)	(e)	
Total shareholders'/members' equity	58,784	377,552	(210,348)		225,988
Non-controlling interest			358,836	(d)	358,836
Total equity	58,784	377,552	148,488		584,824
Total liabilities and shareholders'/members' equity	$62,388	$554,026	$ (19,722)		$596,692

The accompanying notes are an integral part of these unaudited pro forma financial statements.

BRIGHAM MINERALS, INC.

PRO FORMA STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2018
(Unaudited)

	Brigham Minerals, Inc. Historical	Brigham Resources, LLC Historical	Offering and Corporate Reorganization		Pro Forma
		(In thousands, except per share data)			
Revenues:					
Mineral and royalty revenue	—	$59,758			$ 59,758
Lease bonus and other revenue	—	7,506			7,506
Total revenues	—	$67,264			$ 67,264
Operating Expenses:					
Gathering, transportation and marketing	—	3,944			3,944
Severance and ad valorem taxes.................	—	3,536			3,536
Depreciation, depletion and amortization..........	—	13,915			13,915
General and administrative	—	6,638			6,638
Total operating expenses	—	$28,033			$ 28,033
Net income from operations.................	—	$39,231			$ 39,231
Gain (loss) on derivative instruments, net	—	424			424
Interest expense, net	—	(7,446)	7,446	(h)	—
Gain (loss) on sale of equity securities	—	823			823
Other income, net	—	110			110
Income before income taxes.................	—	$33,142	$ 7,446		$ 40,588
Income from equity method investment	5,513		(5,513)	(f)	—
Income tax expense/(benefit)	547	(220)	3,652	(e)	3,432
			(547)	(f)	
Net income	$4,966	$33,362	$ (1,172)		37,156
Less: net income attributable to noncontrolling interests....................................			(24,759)		(24,759)
Net income attributable to Brigham Minerals, Inc..	4,966	33,362	(25,931)		12,397
Net Income per Common Share(g)					
Basic.....................................					$ 0.67
Diluted					0.67
Weighted Average Common Shares outstanding(g)					
Basic.....................................					18,548
Diluted					18,548

The accompanying notes are an integral part of these unaudited pro forma financial statements.

BRIGHAM MINERALS, INC.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation, the Offering and Reorganization

The historical financial information is derived from the financial statements of Brigham Minerals and Brigham Resources included elsewhere in this prospectus. For purposes of the unaudited pro forma balance sheet, it is assumed that the transactions had taken place on December 31, 2018. For purposes of the unaudited pro forma statement of operations, it is assumed all transactions had taken place on January 1, 2018.

Upon closing the Offering, the Company expects to incur direct, incremental general and administrative expenses as a result of being publicly traded, including, but not limited to, costs associated with annual and quarterly reports to stockholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs, and independent director compensation. These direct, incremental general and administrative expenditures are not reflected in the historical financial statements or in the unaudited pro forma financial statements.

Brigham Minerals, Inc. was incorporated as a Delaware corporation on June 29, 2018. Following this offering, Brigham Minerals will be a holding company whose sole material assets consist of 39.0% interest in Brigham LLC, which will wholly own Brigham Resources. Brigham Resources will continue to wholly own the Mineral Subsidiaries, which own all of our operating assets. Following this offering, Brigham Minerals will be the sole managing member of Brigham LLC and will be responsible for all operational, management and administrative decisions relating to Brigham LLC's business and will consolidate the financial results of Brigham LLC and its subsidiaries, including Brigham Resources.

On July 16, 2018, certain entities affiliated with Warburg Pincus LLC ("Warburg Pincus") contributed all of their respective interests in certain wholly owned "blocker" entities through which they held interests in Brigham Resources to Brigham Minerals in exchange for all of the outstanding shares of common stock of Brigham Minerals. We refer to these transactions as the "July 2018 restructuring."

As a result of the July 2018 restructuring, Brigham Minerals became wholly owned by an entity affiliated with Warburg Pincus, and Brigham Minerals indirectly owned a membership interest in Brigham Resources. The other Existing Owners held all of the remaining outstanding membership interests of Brigham Resources.

On November 20, 2018, Brigham Resources underwent a second series of restructuring transactions that are collectively referred to in this prospectus as the "November 2018 restructuring." In the November 2018 restructuring, Brigham Resources became a wholly owned subsidiary of Brigham LLC, which is a wholly owned subsidiary of Brigham Equity Holdings, LLC ("Brigham Equity Holdings"), and Brigham Equity Holdings became wholly owned by the Existing Owners, directly or indirectly through Brigham Minerals. As a result of the foregoing transactions, there was no change in the control or economic interests of the Existing Owners in Brigham Resources, although their ownership became indirect through Brigham Equity Holdings and its wholly owned subsidiary, Brigham LLC.

Since the completion of the November 2018 restructuring, Brigham Minerals and certain entities affiliated with Warburg Pincus, Yorktown Partners LLC ("Yorktown") and Pine Brook Road Advisors, LP ("Pine Brook"), our management and our other investors (collectively, the "Existing Owners") currently, directly or indirectly through Brigham Minerals, own all of the membership interests in Brigham Equity Holdings, which in turn indirectly owns all of the outstanding membership interests in the Minerals Subsidiaries.

Immediately prior to completion of this offering, we will engage in the following additional series of transactions, which, together with the Offering, are collectively referred to in this prospectus as our "corporate reorganization":

- Brigham Equity Holdings will distribute all of its equity interests in Brigham LLC, other than its interests in Brigham LLC attributable to certain unvested incentive units in Brigham Equity Holdings, to the Existing Owners and Brigham Minerals (which will result in the ownership in Brigham LLC of our Existing Owners with respect to unvested incentive units remaining consolidated in Brigham Equity Holdings);

- all of the outstanding membership interests in Brigham LLC will be converted into a single class of common units in Brigham LLC, which we refer to in this prospectus as "Brigham LLC Units";

- Brigham Minerals will issue 13,500,000 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

- Each holder of Brigham LLC Units following the restructuring (a "Brigham Unit Holder"), other than Brigham Minerals and its subsidiaries, will receive a number of shares of Class B common stock equal to the number of Brigham LLC Units held by such Brigham Unit Holder following this offering; and

- Brigham Minerals will contribute the net proceeds of this offering to Brigham LLC in exchange for an additional number of Brigham LLC Units such that Brigham Minerals holds a total number of Brigham LLC Units equal to the number of shares of Class A common stock outstanding following this offering.

In the event we increase or decrease the number of shares of Class A common stock sold in this offering, (i) the number of Brigham LLC Units held by Brigham Minerals will correspondingly decrease or increase, respectively, and (ii) the amount of cash received by Brigham LLC will correspondingly increase or decrease, respectively.

To the extent the underwriters' option to purchase additional shares is exercised in full or in part, Brigham Minerals will contribute the net proceeds therefrom to Brigham LLC in exchange for an additional number of Brigham LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters' option.

After giving effect to these transactions and this offering and assuming the underwriters' option to purchase additional shares is not exercised:

- the Existing Owners will own all of our Class B common stock, representing 61.0% of our capital stock;

- the Existing Owners will own 5,048,038 shares, or 27.2%, of our Class A common stock, representing 10.6% of our capital stock;

- investors in this offering will own 13,500,000 shares , or 72.8%, of our Class A common stock, representing 28.4% of our capital stock;

- Brigham Minerals will own an approximate 39.0% interest in Brigham LLC; and

- the Existing Owners will own an approximate 61.0% interest in Brigham LLC (in addition to the 10.6% interest in Brigham LLC our Existing Owners own indirectly through their ownership of shares of our Class A common stock).

If the underwriters' option to purchase additional shares is exercised in full:

- the Existing Owners will own all of our Class B common stock, representing 58.5% of our capital stock;

- the Existing Owners will own 5,048,038 shares, or 24.5%, of our Class A common stock, representing 10.1% of our capital stock;

- investors in this offering will own 15,525,000 shares, or 75.5%, of our Class A common stock, representing 31.3% of our capital stock;

- Brigham Minerals will own an approximate 41.5% interest in Brigham LLC; and
- the Existing Owners will own an approximate 58.5% interest in Brigham LLC (in addition to the 10.1% interest in Brigham LLC our Existing Owners own indirectly through their ownership of shares of our Class A common stock).

2. Pro Forma Adjustments and Assumptions

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma financial statements:

(a) Reflects the issuance and sale of 13,500,000 shares of Class A Common Stock at an assumed initial public offering price of $16.50 per share, net of underwriting discounts and commissions of $12.7 million, in the aggregate, and additional estimated expenses related to the Offering of approximately $0.5 million and the use of the net proceeds therefrom as follows:

- the Company will contribute all of the net proceeds from the Offering to Brigham LLC in exchange for Brigham LLC Units; and
- Brigham LLC will use the net proceeds from the Offering to:
  - repay the outstanding borrowings under the credit facility, which were $175.0 million as of December 31, 2018. In addition, the Company will write-off $4.3 million of capitalized debt issuance cost and will pay a $2.0 million prepayment premium fee related to early extinguishment of debt. Accordingly, we expect to incur a loss on extinguishment of debt of approximately $6.3 million in our statement of operations during the period in which the offering is completed, which is not reflected in our pro forma statement of operations due to its non-recurring nature;
  - fund future acquisitions of mineral and royalty rights, which is temporarily reflected as cash and cash equivalents; and
  - Apply capitalized issuance cost of $3.6 million as a reduction of additional paid-in-capital.

(b) Pro forma adjustment of $2.4 million to reflect the estimated change in long-term deferred tax liabilities for temporary differences between the historical cost basis and tax basis of the assets and liabilities being contributed to the Company following the corporate reorganization. The Company will be subject to subchapter C of the Internal Revenue Code of 1986, as amended, and as a result, will become taxable as a corporation and subject to U.S. federal and state income taxes at the entity level. The deferred tax liabilities associated with the corporate reorganization will be recorded in equity as it represents a transaction among shareholders.

The amounts to be recorded for the net deferred tax liability have been estimated. All of the effects of changes in any of our estimates after the date of purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(c) Reflects the issuance of Class B common stock to the Existing Owners.

(d) Reflects a reclassification of members' equity of $208.4 million, accumulated earnings of $135.5 million and additional paid-in capital of $14.9 million to non-controlling interest.

(e) Reflects estimated income tax provision associated with the Company's historical results of operations assuming the Company's earnings had been subject to federal and state income tax as a subchapter C corporation using a rate of approximately 9.0% for the year ended December 31, 2018. This rate is inclusive of U.S. federal and state taxes. The calculation of future net income tax expense is performed on a year by year basis by taking into account each year's projected revenues, operating expenses, depreciation, depletion, and other factors in arriving at each year's tax outflow. As such, the effective rate utilized in this calculation can differ from the blended statutory rate.

(f) Reflects the adjustment to eliminate the results of the equity method investee. Subsequent to the corporate reorganization, Brigham Minerals will consolidate the results of Brigham Resources.

(g) Reflects basic and diluted earnings (loss) per common share for the issuance of shares of Class A Common Stock in the corporate reorganization and the Offering as shown below:

	December 31, 2018
BASIC	
Net income (loss) attributable to stockholders	12,397
Shares issued in the corporate reorganization and the Offering	18,548
Basic EPS	0.67
DILUTED	
Numerator:	
Net income (loss) attributable to stockholders	12,397
Effect of dilutive securities	—
Diluted net income (loss) attributable to stockholders	12,397
Denominator:	
Basic weighted average shares outstanding	18,548
Effect of dilutive securities	—
Diluted weighted average shares outstanding	18,548
Diluted earnings (loss) per share	0.67

Basic earnings per share measures the performance of an entity over the reporting period. Diluted earnings per share measures the performance of an entity over the reporting period while giving effect to all potentially dilutive common shares that were outstanding during the period. The Company uses the "if-converted" method to determine the potential dilutive effect of its Class B common stock. The Company uses the "treasury stock" method to determine the potential dilutive effect of its management incentive units. On a pro forma basis for the year ended December 31, 2018, the Class B common stock and management incentive units were not recognized in dilutive earnings per share calculations as they would have been antidilutive.

(h) Reversal of interest expense for the year ended December 31, 2018 of $7.4 million as a result of the repayment of the $175 million of borrowings under our term loan facility in connection with the Offering. On a pro forma basis, there would have been no outstanding borrowings under the Company's term loan facility as of January 1, 2018.

The corporate reorganization that will be completed simultaneously with the closing of this offering provides a mechanism by which the Brigham LLC Units to be allocated amongst the Existing Owners, including the holders of our management incentive units, will be determined. As a result, the satisfaction of all conditions relating to certain management incentive units in Brigham Equity Holdings held by our management and employees will be probable. Accordingly, we will recognize a charge for stock compensation expense of approximately $42.8 million related to the estimated fair value of the management incentive units at the closing of this offering, based on an assumed initial offering price of $16.50 per share (which is the midpoint of the range set forth on the cover of this prospectus), all of which will be non-cash. In addition, based on an assumed initial offering price of $16.50 per share (which is the midpoint of the range set forth on the cover of this prospectus), over the next year as the vesting conditions of the unvested incentive units are satisfied we will recognize additional non-cash charges for stock compensation expense of approximately $11.9 million.

3. Supplementary Disclosure of Oil and Natural Gas Operations

The following pro forma standardized measure of the discounted net future cash flows and changes applicable to Brigham Resources' proved reserves reflect the effect of income taxes assuming Brigham Resources' standardized measure had been subject to federal and state income tax as a subchapter C corporation. The future cash flows are discounted at 10% per year and assume continuation of existing economic conditions.

The standardized measure of discounted future net cash flows, in management's opinion, should be examined with caution. The basis for this table is the reserve studies audited by independent petroleum engineering consultants, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. Therefore, the standardized measure of discounted future net cash flow is not necessarily indicative of the fair value of Brigham Resources' proved oil and natural gas properties.

The date presented should not be viewed as representing the expected cash flow from or current value of existing proved reserves since the computations are based on a large number of estimates and assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. Actual future prices and costs are likely to be substantially different from the prices and costs utilized in the computation of reported amounts.

The actual and pro forma rollforward of total proved reserves are the same for the year ended December 31, 2018. See the annual financial statements of Brigham Resources included elsewhere for the 2018 total proved reserves and related rollforward. The pro forma standard measure of discounted estimated future net cash flows was as follows as of December 31, 2018 (in thousands):

	Brigham Resources, LLC	Corporate Reorganization	Pro Forma
Future crude oil, natural gas and NGL sales	$1,049,141	—	1,049,141
Future severance tax and ad valorem taxes	(70,248)	—	(70,248)
Future income tax expense	(2,395)	(142,026)	(144,421)
Future net cash flows	976,498	(142,026)	834,472
10% annual discount	(458,244)	67,231	(391,013)
Standardized measure of discounted future net cash flows	$ 518,254	(74,795)	443,459

Pro forma income tax expense is calculated using the estimated statutory rate of 21%. The pro forma future income tax expense, as calculated, is lower than the statutory rate due to $300.2 million of tax basis related to the acquired properties.

The change in the pro forma standardized measure of discounted estimated future net cash flows were as follows for 2018:

	Brigham Resources, LLC	Corporate Reorganization	Pro Forma
Standardized measure of discounted future net cash flows, beginning of the year	$316,468	—	316,448
Changes in the year resulting from:			
Sales, less production costs and taxes	(52,278)	—	(52,278)
Revisions of previous quantity estimates	(22,942)	—	(22,942)
Extensions, discoveries and other additions	71,668	—	71,668
Net change in prices and production costs	71,770	—	71,770
Accretion of discount	31,713	—	31,713
Purchase of reserves in place	148,580	—	148,580
Divestitures of reserves in place	—	—	—
Net change in income tax	(574)	(74,795)	(75,369)
Timing differences and other	(46,151)	—	(46,151)
Standardized measure of discounted future net cash flows, end of the year	$518,254	(74,795)	443,459